U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________


AMENDED FORM 10-SB


General Form For Registration of Securities of Small Business Issuers Under Section 12(b) or 12(g) of the Securities Act of 1934


                             Oilex, Inc.
     (Name of Small Business Issuer in Its Charter)



             Nevada                               33-0194489
(State or Other Jurisdiction of                  (I.R.S. Employer
 Incorporation or Organization)               Identification No.)


    3050 Post Oak Blvd.,Suite 1760   Houston, Texas  77056
 (Address of Principal Executive Offices)        (Zip Code)


          713.629.5998
    (Issuer's telephone number)



Securities to be registered under Section 12(b) of the Act:

Title of Each Class                Name of Each Exchange on Which
to be so Registered                Each Class is to be Registered


    Not applicable                     Not applicable

Securities to be registered under Section 12(g) of the Act:

            Common Stock, par value $.001 per share
                         (Title of Class)


Page 1 of 120 pages contained in the sequential numbering system.
The Exhibit Index may be found on page 71 of the sequential numbering system.

TABLE OF CONTENTS

                    Page

Part I

Item 1.   Description of Business ........................  3

Item 2.   Plan of Operation ..............................  6

Item 3.   Description of Property.........................  9

Item 4.   Security Ownership of Certain Beneficial
          Owners and Management .....................      11

Item 5.   Directors, Executive Officers, Promoters
          and Control Persons .......................      13

Item 6.   Executive Compensation ........................  14

Item 7.   Certain Relationships and Related
          Transactions .............................       14

Item 8.   Description of Securities......................  14

Part II

Item 1.   Market Price of and Dividends on the
          Registrant's Common Equity and Other
          Stockholder Matters .......................     15

Item 2.   Legal Proceedings ..............................16

Item 3.   Changes in and Disagreements With
          Accountants ...............................     16

Item 4.   Recent Sales of Unregistered Securities ........16

Item 5.   Indemnification of Directors and Officers ......17

Part F/S  Financial Statements and Exhibits .........     19

Part III

Item 1.   Index to Exhibits ..............................71


     PART I

Item 1. Description of Business

General

  Oilex, Inc. (the "Company") was incorporated under the laws of the State of Nevada on June 10, 1986 under the name of "Akteck, Inc." The Company later changed its name to Oilex International Investments, Inc. on December 31, 1991 and to Oilex, Inc. on July 3, 1996.

     Oilex, Inc is an oil and gas exploration and production company. Present management acquired the controlling interest in Oilex in November 1994, including $5.4 million in tax loss carry-forwards along with a minority lease interest (2%) in five wells in Clark and Smith Counties, Mississippi (which are under contract for sale in 1996). Oilex is a non-operating participant in these wells. In 1995 management began acquiring additional assets, and since December 1995 the company has added oil, gas and mineral leases and wells in Texas, Colorado, Utah and West Virginia through acquisitions and lease purchases.

     In December, 1995, the Company acquired the fee mineral interest in and under 83,751 acres situated in Greenbriar and Pocahontas Counties, West Virginia. Also in December, 1995, the Company acquired 35 existing oil and gas wells together with 780 acres of oil and gas leasehold property on which to conduct future operations. The company has further acquired 11,535 acres of oil and gas leasehold interest under the White River Dome NE Prospect in Rio Blanco County, Colorado in 1996. Exploration activities are scheduled to begin in the fourth quarter, 1996.

     The Company acquired approximately 5,885 oil and gas leasehold acres in Carbon, San Juan and Uintah Counties, Utah, in
1996.

     The Company recently has acquired an additional 935 acres with 19 existing oil and gas wells in the Big Foot Field, Frio
County, Texas adjacent to its initial Big Foot Field holdings.

     Management intends to continue adding to reserves through acquisitions while it undertakes drilling programs, the first of which is slated to begin in October, 1997, in the Big Foot field in Frio County, Texas.

     In May of 1996, the company acquired one Klaeger Oil Retrieval system from Klaeger Manufacturing, for cash. This equipment has now been eclipsed in the marketplace by more efficient and less expensive competitive equipment and is no longer competitive with the machinery produced by Titan Energy Corp., Inc., of Fort Worth, Texas. Based upon this obsolescence, the company has abandoned any further purchase of the Klaeger-built units.

     World Interactive Networks Transaction.

In December of 1994, the company entered into a contract with World Interactive Networks ("WIN") to exchange the company's Class A Preferred stock for preferred stock of WIN, with purchase prices determined by reference to the then-current Private Placement of Series "A" Cumulative Convertible Preferred shares being conducted by WIN. Under the terms of the agreement, the Company issued 2,500,000 shares of its Series A, 10% Cumulative Convertible Preferred Stock to World Interactive Networks, Inc. in exchange for 149,200 shares of WIN's Series A Cumulative Convertible Preferred Stock, valued at $16.67 per share as a liquidation preference. The Oilex preferred stock carried a liquidation preference of $2.00 per share. WIN's business plan called for the development of entertainment, home shopping and interactive television programming to be aired over a new network to bear the call letters "WIN". The business approach would be the providing of audio, video and graphical content for cable, broadcast, CD-Rom and on-line services for entertainment, information, merchandising, advertising and educational services. WIN was to acquire FCC low-power television and Multiple Multi-Point Distribution Services licenses related to future programming distribution. WIN planned to have accomplished its licensing by December 31, 1995, and then actual airing of product during 1996. As of December of 1995, WIN was severely delayed in its licensing progress, and creation of suitable programming, creation of network distribution, and the Company elected, in the first quarter of 1996, to terminate its agreements with WIN, effective June 1, 1996. This was accomplished and WIN no longer has any shares of stock in the company, and the company has no interest in any of WIN's activities or the entity itself.


Products

The Company intends to conduct exploratory drilling activities with the aim of producing and selling oil, casinghead gas
(produced in conjunction with oil) and natural gas from its holdings in Texas, Utah and Colorado.

The Company currently sells its oil, at the lease sites, to major oil refining companies, under contract with the Company to purchase the oil at pre-negotiated benchmark prices, adjusted daily based upon world market price fluctuations, and specifically spot market prices for the quality of oil being produced at each location. The current buyers for the oil are Sun Oil Company, Howell Oil, EOTT, Texaco, and Northridge Energy and Marketing. There are several buyers of oil in each region, all of which pay the "market price", with the only negotiation being the benchmark price against which fluctuations will be measured for the Company's actual quality or grade of crude oil being delivered.

From January through June of 1996, the Company had no operations. All income was derived from passive investments in the Mississippi leases as interest holders, which resulted in income of of less than $100. Beginning in the third quarter of 1996, the Company commenced actual operation of its own leases, with the Frio Lease being the initial subject of application of swabbing techniques. The Company secured limited production from these leases.

Expansion Strategy

The Company intends to continue its acquisition of oil and gas properties and leases primarily in, but not limited to, Texas, Utah and Colorado.

Competition

The search for viable oil and gas prospects and leases is intensely competitive. It is likely that in seeking future acquisitions, the company will compete with firms which have substantially greater financial and management resources than the company. The Company focuses on mineral leases and lease acquisition opportunities in known, proven, producing fields, and any drilling that the Company undertakes, is generally associated with "in-fill" of existing, producing leases, to more rapidly exploit the identified reservoirs of oil contained within those fields. The Company does not focus on the identification and location of unknown, unproven territories or leases and does not drill "wildcat" wells (wells with no contiguous producing wellsites). The Company's competition is widely diverse, and comes primarily from two sources of funds: (1) those competitors that are seeking fields for expansion, further drilling, or increasing production through improved engineering techniques (generally direct competitors of the Company) and (2) income-seeking entities purchasing a predictable stream of earnings based upon historic production from the field being acquired. Because Oilex (the Company) believes that it can operate a field more efficiently than most other companies in the oil and gas business, it can usually acquire fields at market prices that have been established by less efficient owner/operators, and therefore at prices well below a reasonable rate of return for Oilex. There are very few companies buying older, stripper fields with the intent to increase production by engineering and drilling improvements, and even those are generally only willing to pay market prices based upon actual, current income, utilizing existing costs for operations.

Employees

The Company currently employs four full time people, including the President, Secretary/Treasurer and support staff. The President and Secretary/Treasurer of the Company have not drawn a salary to date and do not intend to do so until the Company is profitable. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

Item 2. Plan of Operation

The Company's general business plan is to acquire additional petroleum leases on older, low-production, low-profit fields, and improve the operation of the fields by altering the extraction methods, primarily by utilizing a much more efficient swabbing and recovery process. By reduction of the costs of operation, existing flow rates will be more profitable for the Company than for the previous owners, who were not able to improve their cost structure, because they did not have access to newer technologies, such as swabbing extraction via motorized collection equipment, at an economy of scale that allows for application of the technology across hundreds of wells rather than on a well-by-well basis.

The Company is a licensed operator in all of the states in which it owns leases, and will become licensed in any states in which it acquires leases in the future.

The Company complies with all requirements for operating fields in the various states and local jurisdictions, and in all cases has indemnity bonds, plugging and abandonment bonds and similar assurances from state or private insurance facilities. For example, the Texas leases are governed by the Texas Railroad Commission, which regulates environmental aspects of extraction throughout the State of Texas. On a yearly basis, the Company pays a portion of its proceeds derived from Texas-based wells to the Railroad Commission for participation in a State-mandated and managed environmental program. The Company is not aware of any non-compliance as to existing properties with any environmental regulations governing any of its leased properties.

Research and Development. The Company has not allocated any of its resources to research and development during the previous two years, and does not plan on any research and development expenditures during fiscal 1997. The Company is continually seeking new technologies for application to its operations, but acquires these technologies either by purchase or lease from third parties, rather than by internal development.

         Management's Discussion and Analysis of Financial
            Condition and Results of Operation

     Shown below is certain selected consolidated financial data of the Company for the years ended December 31, 1994 and 1995,
and the third quarter, 1996.   This data should be read in
conjunction with the Company's financial statements and notes included elsewhere herein. The Company's auditors, Simonton, Kutac & Barnidge, have issued a "going concern" qualification of their opinion, which notes that the significant operating losses and working capital deficit raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that particular uncertainty.

     During the fourth quarter of 1994, the current management of Oilex took control of the Company, modifying and altering the Company's approach to business. Generally, the then-existing lines of business of the Company were sold, and the new management embarked on a plan of oil and gas lease acquisitions, exchanging equity in the company for the lease rights acquired. Several executive positions were eliminated and overhead was cut substantially, from $241,498 to $42,817. During 1995, the Company's revenues were derived from its interests in the Mississippi leases, in which the Company has a very minor interest. In 1995, the Company acquired significant additional lease properties, but none in a production mode. These properties were acquired with the intent of reactivating them, utilizing the Company's ability to improve operating profits by lowering costs of operations.

     During 1996, the Company, in addition to receiving small amounts of income from the Mississippi leases, has also been selling off surplus, used oilfield equipment, in anticipation of operating with the portable swabbing units. As of December 31, 1996, 2 swabbing units have been acquired and placed in operation on the company's leases. Revenues from these low-production, low-overhead, low yield fields are just starting to occur in the fourth quarter of 1996.

     As of July 1, 1997, the company was preparing to commence drilling operations in its Big Foot Field holdings in Frio County, Texas. The Company plans to initially re-enter 55 existing wells and place them back into production. Once the initial phase of operations is completed, the Company plans to initiate a drilling program to fully develop the 3,100 foot Olmos "B" sand underlying its Frio County, acreage.












STATEMENT OF OPERATIONS:
                                         For the Years Ended
                                             December 31,
                                   1996          1995      1994
                                  (9 Mos)     (Full Yr) (Full yr)

Revenue:

Oil and gas sales                  8,315       41,349     $37,753
Other                                 --          --          140
                                   8,315       41,349      37,893
Expenses:
Lease operating                   69,627        4,349       8,818
General and administrative       920,106       42,817     241,493
Depreciation, depletion and
 amortization                     17,520       80,375      71,533
Interest                          16,506       26,198      41,116

                               1,023,759      153,739     362,960

Loss before income taxes      (1,015,444)    (112,390)  (325,067)

Provision for income taxes         --        --          --

Net loss                      (1,015,444)    (112,390)  (325,067)

Net loss per share                (0.04)       $(0.01)


BALANCE SHEET DATA:
LIABILITIES AND STOCKHOLDERS EQUITY

                                             December 31,
                                   1996         1995     1994
Current Liabilities               (9Mos)

Bonds payable                    259,369    $ 244,577   $226,014
Accounts payable                     260           --         --
Notes payable to related parties  34,981       33,475     26,992

  Total Current Liabilities      294,610      278,052    252,906

Deferred income tax liability    721,439


Stockholders' Equity
Preferred stock, Series A,
$.001 par value 10% cumulative
convertible; 2,500,000 shares
authorized, issued and outstanding;    0        2,500<fn1>

Common stock, $.001
par value; 25,000,000 shares
authorized 24,726,775, 14,327,570,
and 13,812,570 shares issued and
outstanding at December 31, 1995,
and 1994, respectively            24,727       14,328     13,813

Paid-in capital               12,768,434   11,229,414  7,396,445

Accumulated deficit           (7,556,506)  (6,541,062)(6,450,746)

Total Stockholders' Equity     5,236,655    4,705,180    959,512

Total Liabilities and
Stockholders' Equity           6,252,704    4,983.232  1,212,418

<FN1>   Effective June 1, 1996, the Company and World Interactive
Networks, Inc. entered into an agreement to terminate the Stock Exchange Agreement dated January 5, 1995 and to return the 149,970 shares of Series 'C' Preferred stock issued pursuant thereto. WIN will return the 2,500,000 shares of Series 'A' Preferred stock issued by Oilex. Both parties will release and hold harmless the other from all future claims and causes of action. See Note 4 - Stockholders Equity of the 1996 Audited Financial Statement.


Item 3. Description of Non-oil and Gas Property

     The Company's executive offices occupy approximately 2,200 square feet of office space in Houston, Harris County, Texas, under a multi year lease which provides for rent of approximately $2,150 per month. These facilities are adequate for the Company's purposes, and will expire on May 31, 1998. In the event additional space is required, the Company believes it will be readily available. The Company also leases a 1995 Jeep 4-door Sport Limited, at a monthly cost of $527.63. The lease expires on January 1, 1998.

      Description of Oil and Gas Property
           (Guide 2, Item 4)

The only productive properties owned or leased by the Company as of September 30, 1996 were a series of very minor working interests in Mississippi, generally described as:

1) "Burns Baptist Church": A 2.6166% Working Interest insofar and only insofar as to the portion of the leases listed below which fall within the boundary of the unit for the Norcen Explorer, Inc. Burns Baptist Church et al No. 1 as evidenced by Declaration of Pooled Oil Unit dated September 7, 1990 and recorded in Book No. 325, Page 676 of the records of Smith County, Mississippi and further limited to the depths between the surface and 9,986 feet subsurface.

2) "Henderson": A 2.6166% Working Interest insofar and only insofar as to the portion of the leases listed below which fall within the boundary of the unit for the Norcen Explorer, Inc. John C. Henderson et al No. I as evidenced by Declaration of Pooled Oil Unit dated July 22, 1991 and recorded in Book No. 338, Page 126 of the records of Smith County, Mississippi and further limited to the depths between the surface and 10,644 feet subsurface.

3) "Kearney": A 3.4016% Working Interest insofar and only insofar as to the portion of the leases listed below which fall within the boundary of the Unit for the Norcen Explorer, Inc. Allan P. Kearney et al No. 1 as evidenced by Declaration of Pooled Oil Unit dated April 27, 1992 and recorded in the records of Smith County, Mississippi and further limited to the depths between the surface and 10,644 feet subsurface).

4) "Gladstone-Winstead": A 2.6166% Working Interest (insofar and only insofar as to the portion of the leases listed below which fall within the boundary of the unit for the Norcen Explorer, Inc.-Gladstone-Winstead et al No. 1 as evidenced by Declaration of Pooled Oil Unit dated of the records of Smith County, June 2, 1992 and recorded in the records of Smith County, Mississippi and further limited to the depths between the surface and 10,644 feet subsurface).

and a much larger working interest position in a series of leases in Frio County, Texas, identified as:

     A One Hundred Percent (100%) Gross Working Interest and a Seventy Percent (70%) Net Revenue Interest in and to the oil rights down to 3,330 feet and all rights below 3,300 feet in and under the acreage covered by the following Oil, Gas and Mineral Leases 1 through 5 and all rights in and under the acreage covered by the following Oil, Gas and Mineral Leases 6 through 10:

1. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex
International Investments, Inc., as Lessee, covering 150 acres of land, a Memorandum of which is recorded in Volume 886, Page 245, Deed Records of Frio County, Texas.

2. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex
International Investments, Inc., as Lessee, covering 310.68 acres of land, a Memorandum of which is recorded in Volume 886, Page
249, Deed Records of Frio County, Texas.

3. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex
International Investments, Inc., as Lessee, covering 80 acres of land, a Memorandum of which is recorded in Volume 886, Page 247, Deed Record of Frio County, Texas.

4. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex
International Investments, Inc., as Lessee, covering 160 acres of land, a Memorandum of which is recorded in Volume 886, Page 243, Deed Records of Frio County, Texas.

5. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex
International Investments, Inc., as Lessee, covering 77.65 acres of land, a Memorandum of which is recorded in Volume 886, Page
241, Deed Records of Frio County, Texas.

6. Oil, Gas and Mineral Lease dated February 14, 1996, executed by Jim Biediger, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 268, Deed Records of Frio County, Texas.

7.   Oil, Gas and Mineral Lease dated June 8, 1996, executed by
Fay Brown, as Lessors, in favor of Oilex International
Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 285, Deed
Records of Frio County, Texas.

8. Oil, Gas and Mineral Lease dated June 8, 1996, executed by Theresa Biediger, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 276, Deed Records of Frio County, Texas.

9. Oil, Gas and Mineral Lease dated June 8, 1996, executed by Helen Branham, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 259, Deed Records of Frio County, Texas.

10. Oil, Gas and Mineral Lease dated June 8, 1996, executed by Connie Bradley, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 251, Deed Records of Frio County, Texas.

Total production from the Frio County leases amounted to 54 barrels of oil as of September 30, 1996. This was based upon a price per barrel of $19.90 and an average lifting cost of $12.00 per barrel.

Total production attributable to Oilex's minority interest from the Mississippi leases was 693 barrels of oil through September
30, 1996, and was based upon a price per barrel of $18.00 and a lifting cost per barrel of $11.00.

Item 4. Security Ownership of Certain
        Beneficial Owners and Management

     The following table sets forth information as of October 23, 1996, relating to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the Company's outstanding Common Stock, (ii) each of the Company's directors,
(iii) the Company's Chief Executive Officer, and (iv) all officers and directors of the Company as a group.

Name and Address of                 Amount of          Percent
Beneficial Owner               Beneficial Ownership    of Class

Oliver H. Timmins III              1,823,845            9.34%
Cynthia C. Timmins
3050 Post Oak Blvd., Suite 1760
Houston, Texas 77056

Richard G. Clark                      50,000             .26%
2 Saddle River Road
Saddle River, New Jersey 07458

Deborah K. Sacrey                     50,000             .26%
7035 W. Tidwell, Ste J103
Houston, Texas 77092

All directors and officers         1,923,845            9.86%
as a group (5 people)

Phoenix Reserves, Inc.             8,685,378           44.47%
P. O. Box 460767
Houston, Texas 77056

Brush Prairie Minerals, Inc.       1,256,265            6.43%
905 Pines Road, Suite A
Spokane, Washington 99214

Pioneer Oil and Gas                1,125,000            5.76%
1225 Ft. Union Blvd., Suite 100
Midvale, Utah 84047

     Phoenix Reserves, Inc., a Nevada corporation, obtained its holdings in 1994, by virtue of a private placement pursuant to Rule 506 under Regulation D, wherein Phoenix exchanged the entirety of its interest in the Wilson leases, in consideration of the issuance to it of 8,685,378 shares of restricted common stock of the Company. Willie C. Davis and John Craig, who are officers and directors of the Company, did not and do not own any shares of Phoenix. Allen Burditt II, owns 100% of Phoenix.

     Brush Prairie Minerals, Inc., a Washington corporation having 20 shareholders, obtained its holdings in December of 1995, under a private placement transaction pursuant to Rule 505 of Regulation D, by which Brush Prairie obtained 1,256,265 shares of the Company's restricted common stock in exchange for 100% of Brush Prairie's holdings in Greenbriar and Pocahontas Counties, West Virginia. Fred C. Rahn was president and William Campbell was the vice-president of Brush Prairie during 1996. No single shareholder of group of shareholders of Brush Prairie owns a controlling interest in Brush Prairie. In December of 1996, Western Continental, Inc., a public company, acquired all of the assets of Brush Prairie, to include the 1,256,265 shares of Oilex common stock.

     Pioneer Oil and Gas, a Nevada corporation, obtained its 1,125,000 shares of restricted common stock in the Company on April 17, 1996 in exchange for 100% of Pioneer's interest in the White River Dome leases in Colorado. This transaction was conducted under the private placement exemption of Rule 505 of Regulation D. Don J. Colton, is the President, and Gregg B. Colton is the Vice President and Secretary of Pioneer, and together control over 51% of Pioneer's equity interests. John Anderson, Gregg Colton, and Don Colton are the only directors of the company. None of the other officers or directors of Pioneer owns more than 10% of Pioneer.

     There are no contracts, option agreements, warrants or other agreements outstanding by which any individual or entity can increase its interest in the Company in reliance on pre-existing terms and conditions.


Item 5. Directors, Executive Officers,
        Promoters and Control Persons

     The company has a 5-person board of directors (with one vacancy), each member of which is described below, serving for terms of one year, or until the annual shareholder's meeting, at which time they could be replaced. The officers and directors of the Company are:

Name Age  Position with the C`ompany

Oliver H. Timmins III    43   President and Director
Richard G. Clark         69   Director
Deborah K. Sacrey        43   Director
Cynthia C. Timmins       36   Secretary/Treasurer and Director

Oliver H. Timmins III, President & Director, is a graduate of Saint Mary s School of Law (Juris Doctor). Mr. Timmins has been an attorney practicing in oil and gas related areas for over 16 years, during which period of time he has worked on the negotiation of mergers and acquisitions, preparation of securities filings, SEC filings for reporting and non-reporting companies, title examination, preparation of gas purchase contracts and preparation of joint operating agreements. In addition, Mr. Timmins has specific experience in both exploration and production, as well as supervising of day to day operations of oil and gas related service companies. During the past 5 years, Mr. Timmins worked directly in the oil and gas industry, serving as counsel at Chase Energy, Navarro Gas, Wellington Funding Group, and Carancahua Resources, Inc. His primary responsibility was title examination, preparation of and negotiation for purchase contracts, preparation of Joint Operating Agreements, and litigation support for clients who had oil and gas related disputes. Commencing in 1994, he has been working for Oilex, initially as general counsel and then as President from 1995 to the present.


Richard G. Clark, Director - For the past 30 years, Mr. Clark has been involved in dealer finance Banking, investment banking, management related to institutional sales, branch management and national marketing. A graduate of New York University s School of Business and Finance, Mr. Clark has consulted for numerous companies. His expertise and experience include corporate under writings, financing, merger activities relating to retail facilities, as well as numerous activities related to the oil and gas, mining, and rail transportation industries, computer products, and environmental issues and in negotiating the acquisition of a New York Stock Exchange brokerage house.

Deborah K. Sacrey, Director - Ms. Sacrey is President of a full service geological, drafting, geotechnical support facility with in-house Diazo (printing and mylars), autocad with Terra Sciences capabilities. Geological consulting areas include southern Louisiana, Texas Gulf Coast, Mississippi, Arkansas and West Virginia. Ms. Sacrey has a Bachelor of Science degree in Geology and Geophysics.

Cynthia C. Timmins, Secretary/Treasurer & Director - Mrs.
Timmins, the wife of Oliver Timmins (see above), is an elementary school assistant teacher and has assisted Oliver Timmins in numerous corporate businesses over the past 14 years. Mrs.
Timmins attended the University of Texas at Austin.

Item 6. Executive Compensation

     None of the executive officers or directors of the Company
receives a salary or other compensation from the Company.   Mr.
Timmins, the President of the Company, does not intend to request any compensation unless and until the Company is profitable. In the future, the Company intends to pay fees and grant stock options to its non-employee directors. There are no outstanding options nor claims of deferred salary as of June 30, 1997.

     The Company does not currently have any stock option plans or long term incentive compensation plans. In addition, the Company does not award stock appreciation rights, restricted stock awards or long term incentive plan pay-outs.


Item 7. Certain Relationships and
        Related Transactions

     None.

Item 8. Description of Securities

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock (as of July 3, 1996), par value $.001 per share, of which 19,531,835 are presently issued and outstanding. Each share of Common Stock is entitled to one vote on all matters to be voted on by stockholders, including the election of directors. At each election for directors, every stockholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares owned by them for as many persons as there are directors to be elected and for whose election they have a right to vote.

Common Stock

     Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights and have no rights to convert their Common Stock into any other securities. All shares of Common Stock have equal, noncumulative voting rights, and have no preference, exchange, preemptive or redemption rights. The outstanding shares of Common Stock are fully paid and nonassessable.


PART II

Item 1. Market Price of and Dividends
        on the Registrant's Common Equity
        and Related Stockholder Matters

     The Company's common stock is listed on the OTC Bulletin
Board of the NASD under the symbol "OLEX". No assurance can be given that the present market for the Company's common stock will continue.

     The high and low bid quotations per share published by the National Quotation Bureau Inc. for the quarterly periods indicated are set forth below:

Fiscal Year                       High       Low

1993

Second Quarter                    .0625      .0625
Third Quarter                    1.00        .05
Fourth Quarter                    .25        .25

1994

First Quarter                     .25        .125
Second Quarter                    .125       .03125
Third Quarter                     .03125     .03125
Fourth Quarter                   2.875       .03125

1995

First Quarter                    1.75        .375
Second Quarter                    .5625      .125
Third Quarter                     .8125      .09375
Fourth Quarter                    .75        .20

1996

First Quarter                    1.06       0.44
Second Quarter                   0.44       1.34
Third Quarter                    0.91       0.47


     The over-the-counter market quotations set forth in the foregoing table reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.

     As of September 30, 1996, the Company had 121 holders of record of its shares of Common Stock, although many more holders may exist under "street names."

     The Company has not paid any cash dividends and does not anticipate that it will pay any cash dividends on its Common Stock in the foreseeable future. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.


Item 2. Legal Proceedings

     The Company is not a party to any legal proceedings which could have a material adverse effect on its business.



Item 3. Changes in and Disagreements With
        Accountants on Accounting and
        Financial Disclosure

        None.


Item 4. Recent Sales of Unregistered Securities for Acquisition of Properties

     During the period from January 1, 1995 to September 30,
1996, the Company acquired various assets and properties in exchange for its common stock. The following tabular presentation is a summary of those transactions.

Date:         Asset                                   Securities
Issued

Jan 96    Oil and Gas leaseholds in the Big Foot Field
     areas of Frio County, Texas                          500,000

Jan 96    100% mineral rights in 83,751 acres in Pocahontas
     and Greenbriar Counties, West Virginia             1,256,265

Mar 96    1,939 acres of oil and gas leases in
          Carbon County, Utah.                            100,000

Mar 96    3,945 acres of oil and gas leases in the Uintah
     Basin area of Utah.                                   42,000

Apr 96    100% working interest in White River Dome Prospect
     in Rio Blanco County, Colorado (11,535 acres)      1,500,000



Item 5. Indemnification of Directors and Officers

     Section 78.751(l) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751 (1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751(4) of the NRS limits indemnification under Sections 78.751(1) and 78.751(2) to situations in which either
(1) the stockholders, (2) the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Each of the Company's officers and directors is serving subject to and in reliance upon the provisions of Nevada law granting indemnification for company-related activities as set forth above, and the board of directors has approved such indemnity to the maximum extent allowable.


PART F/S
Index to Audited Financial Statements

Financial Statements                                 Sequential
                                                     Page No.


(I)  Financial Statements December 31,
     1195, 1994 (Audited)

     Independent Auditor's Report                           23

     Balance Sheets, December 31, 1995,
     1994,                                                  24

     Statement of Operations, December 31,
     1995, 1994                                             26

     Statement of Changes in Stockholder's
     Equity, January 1, 1994 through
     December 31, 1995                                      27

     Statement of Cash Flows, December 31,
     1995, 1994                                             28

     Notes to Annual Financial Statements                   30

     Statements for the Third Quarter, 1996:

       Balance Sheet                                        38

       Statement of Operations                              40


       Statement of Changes in Stockholders'
          Equity, September 30, 1996                        41

       Statement of Cash Flows, Sep 30, 1996                42

1996 Audited Statement                                      44


PART III

Item 1. Index to Exhibits                                   64


SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

               Oilex, Inc.
               By: /s/ Oliver H. Timmins

                 Oliver H. Timmins III,
                    President
Dated: July 29,1996


OILEX INTERNATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS

December 31, 1995, 1994,

     and September 30, 1996


SIMONTON, KUTAC
& BARNIDGE, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

     909 Fannin, Suite 2050
     Houston, Texas 77010-1007
     Telephone:(713) 658-9755 Facsimile: (713) 658-0298

Independent Auditors' Report

March 1, 1996

Board of Directors and Stockholders
Oilex International Investments, Inc.
Houston, Texas

We have audited the accompanying balance sheet of Oilex International Investments, Inc. as of December 31, 1995, 1994 and 1993, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oilex International Investments, Inc. at December 31, 1995, 1994 and 1993, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 6 to these financial statements, the Company has incurred net losses since its inception and has negative working capital balances in each of the three years being reported on herein. The Company is in technical default of the payment terms of its convertible subordinated bonds. The Company's continuation of its operations is contingent upon management's ability to infuse an adequate amount of working
capital funds into the Company.   The accompanying financial
statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

     /s/ Simonton, Kutac & Burnidge
OILEX INTERNATIONAL INVESTMENTS, INC.

BALANCE SHEET
ASSETS

                                              December 31,
                                     1995        1994      1993

Current Assets:

 Cash                              $15,272    $  1,764   $  5,802
 Oil and gas receivables                --        --        1,349
  Total Current Assets              15,272       1,764      7,151

Property and Equipment:
  Oil and gas properties - full cost method
  Subject to amortization        7,969,529   6,688,264  5,598,012

 Accumulated depreciation, depletion
  and amortization              (5,567,407) (5,550,034)(5,521,099)

                                 2,402,122  1,138,230      76,913

Investment in marketable
  securities                     2,500,000        --           --
Organization costs, net of
  amortization                      65,838     72,424      79,010

Total Assets                     4,983,232  1,212,418   $ 163,074



The accompanying notes are an integral part of these financial statements.

OILEX INTERNATIONAL INVESTMENTS, INC.
BALANCE SHEET
LIABILITIES AND STOCKHOLDERS' EQUITY

                                                  December 31,
                                        1995        1994          1993
Current Liabilities

  Bonds payable                       244,577    $ 226,014       239,848
  Accounts payable                       --          --          125,185
  Notes payable to related
    parties                            33,475       26,892        24,900

Total Current Liabilities             278,052      252,906       389,933

Stockholders' Equity

  Preferred stock, Series A, $.001
  par value 10% cumulative convert-
  ible; 2,500,000 shares authorized,
  issued and outstanding                2,500          --            --

  Common stock, $.001 par value;
  25,000,000 shares authorized
  14,327,570, 13,812,570 and 1,144,252
  shares issued and outstanding
  at December 31, 1995, 1994 and
  1993, respectively                   14,328       13,813         1,144

Paid-in capital                    11,229,414    7,396,445     5,897,676

Accumulated deficit                (6,541,062)  (6,540,746)   (6,125,679)

Total Stockholders' Equity          4,705,180      959,512    (  226,859)

Total Liabilities and
      Stockholders' Equity         $4,983,232   $1,212,418    $  163,074




The accompanying notes are an integral part of these financial statements.

     OILEX INTERNATIONAL INVESTMENTS, INC.
     STATEMENT OF OPERATIONS

                                                   For the Years Ended
                                                         December 31,

                                               1995        1994        1993
Revenue:

Oil and gas sales                            $41.349      37,753     15,132
                                                --           140     91,953

                                              41,349      37,893    107,085
Expenses:

Lease operating                                4,349       8,818      8,271
General and administrative                    42,817     241,493    295,812
Depreciation, depletion and
   amortization                               80,375      71,533  3,423,097
Interest                                      26,198      41,116     20,590

                                             153,739     362,960  3,747,770

Loss before income taxes                     112,390     325,067  3,640,685

Provision for income taxes                      --          --          --

Net loss                                    $112,390    $325,067 $3,640,685










The accompanying notes are an integral part of these financial statements

OILEX INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                          Preferred Stock        Common Stock     Paid-In
  Accumulated
                      Shares      Amount     Shares    Amount     Capital
  Deficit         Total


Balance,
January 1, 1993          --      $  --    1,059,002   $1,059     $5,745,611
$(2,484,942) $3,261,728

Issuance of common
stock                    --         --       85,250       85        152,065
       --       152,150

Net loss                 --         --         --         --            --
 (3,640,685)(3,640,685)

Balance,
December 31,1993         --         --    1,144,252    1,144      5,897,676
 (6,125,679) ( 226,859)

Issuance of common
stock in exchange for
oil & gas properties     --         --   12,668,318   12,669      1,498,769
       --    1,511,438

Net loss                 --         --        --          --             --
   (325,067)  (325,067)

Balance,
December 31, 1994        --         --   13,812,570   13,813      7,396,445
 (6,450,746)   959,512

Issuance of Series
A Preferred Stock    2,500,000   2,500        --          --      2,497,500
       --    2,500,000

Issuance of common
stock in exchange
for oil and gas
properties               --         --      515,000      515      1,335,469
       --    1,358,058

Net loss                 --         --           --       --             --
   (112,390) (112,390)

Balance,
December 31,1995     2,500,000   2,500   14,327,570  $14,328    $11,229,414
 (6,541,062) 4.705.180



OILEX INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS

                                               For the Years Ended
                                                   December 31
                                       1995       1994        1993

Cash Flows from Operating Activities:
Net loss                           $(112,390)  $(325,067)$(3,640,685)
Adjustments to reconcile net
   loss to net cash provided
   (used) by operating
    activities:

  Depreciation, depletion and
    amortization                      86,961      78,119   3,429,683

Decrease in oil and gas receivables       --       1,349       1,590
  Decrease in accounts payable            --    (125,185)    (13,300)
  Increase (decrease) in bonds
    payable                           18,563     (13,834)    118,750
  Increase in notes payable to
    related parties                    6,583       1,992       1,400

Net cash (used) by operating
    activities                          (283)   (385,324)   (102,562)

Cash Flows Used in Investing
  Activities:
     Acquisition of oil and gas
    properties                     1,281,265   1,090,252         --
     Investment in marketable
    securities                     2,500,000        --          --
     Other                            63,002      39,900      45,887

Net cash provided (used) by
  investing activities            (3,844,267) (1,130,152)    (45,887)

Cash Flows from Financing Activities:
     Issuance of common stock      1,358,058   1,511,438     152,150
     Issuance of preferred stock   2,500,000       --           --

Net Cash Provided (Used) by
  Financing Activities             3,858,058   1,511,438     152,150

Net Change in Cash and Cash
  Equivalents                         13,508   (   4,038)      3,701

Cash and cash equivalents,
  beginning of year                    1,764       5,802       1,381

Cash and cash equivalents,
  end of year                    $    15,272     $ 1,764     $ 5,082


The accompanying notes are an integral part of these financial statements.


OILEX INTERNATIONAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

     December 31, 1995, 1994

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPALS

Organization --- Oilex International Investments, Inc. ("Company") was incorporated under the laws of the State of Nevada on June 10, 1986 under the name of "Akteck, Inc." The Company later changed its name on December 31, 1991.

Description of the Business --- The primary business activities of Oilex International Investments, Inc. is oil and gas exploration, development and acquisitions. The Company currently owns oil and gas leaseholds in Texas, Louisiana, Mississippi, West Virginia and Utah.

Oil and Gas Properties --- The Company follows the full cost method of accounting whereby all costs, including direct general and administrative expenses, associated with property acquisition, exploration and development activities are capitalized. Cost associated with proved reserves are amortized by the unit-of- production method using independent engineers' estimates of unrecovered proved oil and gas reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated. Interest is capitalized on oil and gas properties not subject to amortization and in the process of development. Proceeds from the sale of properties are accounted for as reductions to capitalized costs unless such sales involve a significant change in the relationship between costs and the estimated value of proved reserves or the underlying value of unproved properties in which case, a gain or loss is recognized. Unamortized costs of proved properties are subject to a ceiling which limits such costs to the estimated present value of oil and gas reserves reduced by future operating expenses, development expenditures and income taxes.

Income Taxes --- The Company has incurred operating losses in each of the last five years. As the utilization of such losses can not be anticipated, a corresponding benefit has not been recorded.



OILEX INTERNATIONAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993

NOTE 2 - BONDS PAYABLE

Bonds payable consists of the following:

                                                       December 31,
                                             1995        1994     1993
10.0% bonds payable, secured
by certain of the Company's oil
and gas properties; due on demand
and convertible into common
stock at $2.00 per share.              $   154,848   $ 143,598  $ 132,848

9.75% bonds payable to an insurance
company; secured by certain of the
Company's oil and gas properties;
due on demand and convertible in
common stock at $2.00 per share.            89,521      82,416        --

10.0% bonds payable, secured by
certain of the Company's oil and
gas properties; due April, 1994
and convertible into common stock
at $2.00 per share.                           --         --       107,500

                                       $  244,577   $  226,014   $239,848

NOTE 3 - STOCKHOLDERS' EQUITY

On October 31, 1994, the Company issued 10,919,220 shares of common stock in exchange for oil and gas leases in Jefferson County, Texas. This acquisition effectively transferred control of the Company to Phoenix Reserves, Inc. ("Phoenix"). This transaction made Phoenix the largest stockholder of Oilex with 63.1% and 64.6% ownership of the outstanding common stock at December 31, 1995 and 1994, respectively.

On December 21, 1995, Oilex exchanged 1,256,265 shares of its common stock in exchange for 100% mineral rights in 83,751 acres located in Pocahontas
and Greenbriar Counties, West Virginia.   Oilex has retained the voting
rights to these common shares.

On December 16, 1995, Oilex issued 500,000 shares of common stock in exchange for oil and gas leaseholds and equipment located in the Big Foot Field areas of Frio County, Texas. Oilex has retained the voting fights to these common shares.

OILEX INTERNATIONAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993

NOTE 3 - STOCKHOLDERS' EQUITY (Continued)

In December, 1994, the Company issued 2,500,000 shares of its Series A, 10% Cumulative Convertible Preferred Stock to World Interactive Networks, Inc. ("WIN') in exchange for 149,200 shares of WIN's Series A Cumulative Convertible Preferred Stock valued at $16.67 per share. The Oilex preferred stock has a liquidation preference of $2.00 per share.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is currently in dispute with a corporation owned by certain stockholders of the Company. These stockholders were formerly part of the management team of Oilex. They contend that Oilex owes the Corporation approximately $141,000 on a demand note. The Company has recorded a $33,475 note payable to it at December 31, 1995. The amount in dispute is related to certain general and administrative expense reimbursements. Although no lawsuit has been filed, the management of Oilex intends to vigorously defend its position in this matter should a lawsuit be instituted. It believes that the amounts recorded in its financial statements at December 31, 1995 for this note payable is correct and accurate. Accordingly, no provision has been made for the disputed difference herein.

NOTE 5 - SIGNIFICANT SUBSEQUENT EVENTS

On March 26, 1996, the Company acquired 5,840 acres of oil and gas leases in Carbon County and the Uintah Basin area of Utah.

Effective May 1, 1996, the Company has acquired a 70% working interest in certain oil and gas leases located in the Tin Cup Mesa Field, Utah. The Company will exchange 1,000,000 shares of common stock for this interest. Additionally, the Seller will be required to sign an agreement whereby these shares will be voted accordance with current management.

On April 17, 1996, Oilex entered into an agreement to acquired 100% of the working interest in the White River Dome Prospect located in Rio Blanco County, Colorado. This prospect consists of 11,535 acres. Oilex,"ill exchange 1,500,00 shares of its common stock along with $25,000 cash for these leaseholds. Additionally, the Seller will be required to sign an agreement whereby these shares will be voted accordance with current management.

     NOTE 6 - GOING CONCERN

     The Company has incurred net losses since its inception. For the three years ended December 31, 1995, it has a negative working capital balance in each of those years. Additionally, the Company is in technical default of the payment terms of its convertible subordinated bond agreements.

These factors raise substantial doubt about the Company's ability to
continue as going concern.   Management intends to infuse additional
working capital into the Company so that it can exploit and develop its newly acquired oil and gas properties, thereby generating a positive cash
flow.   Management is also in negotiations with the bondholders to amend their payment terms.

The accompanying financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business, and therefore do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 7 - OIL AND GAS PROPERTIES

Capitalized Costs --- The following table presents the aggregate capitalized cost subject to amortization relating to the Company's oil and gas acquisition, exploration and development activities, and the aggregate related accumulated depreciation, depletion and amortization ("DD&A").


                             For the Years Ended
                                        December 31,
                                   1995        1994      1993
Proved properties             $ 7,969,529  $6,688,264 $5,598,012
Accumulated DD&A               (5,567,407) (5,550,034)(2,138,930)
Full-cost ceiling write down         --          --   (3,382,169)

     Net capitalized costs    $ 2,402 122  $1,138,230  $  76,913

In 1993, the Company made a significant downward revision to its oil and
gas property accounts.   The resulting balances reflected the effective net
production of the remaining hydrocarbons to be realized by Oilex. These leaseholds are currently being marketing for sale by the Company.

NOTE 7 - OIL AND GAS PROPERTIES (Continued)

Cost Incurred --- The Company's oil and gas acquisition, exploration and development activities are conducted in Mississippi, Texas and the Gulf Coast regions. The following table summarizes the costs incurred in connection therewith.

                                            For the Years Ended
                                                     December 31,
                                      1995        1994         1993
Property acquisition costs:
    Unproved properties                --          --           --
    Proved properties             1,281,265    1,090,252        --

Exploration costs                      --          --           --
Development costs                      --          --           --
                                  1,281,265    1,090,252        --

Cost Not Subject to Amortization --- The Company had $1,000,000 of acquisition cost not subject to amortization at December 31, 1992 and 1991. Unproved properties not subject to amortization consists mainly of lease costs and seismic data related to Unproved areas. The Company will continue to evaluate these properties over the lease term; however, the timing of the ultimate evaluation and disposition of a significant portion of properties has not been determined. Costs associated with seismic data and all other costs will become subject to amortization as the prospects to which they relate are evaluated.

NOTE 8 -  SUPPLEMENTAL RESERVE INFORMATION (Unaudited)

The following information summarized the Company's net proved reserves of oil (including condensate and natural gas liquids) and gas and the present values thereof for the years ended December 31, 1995, 1994 and 1993. The reserve estimates are based upon reports of Ultra Engineering, Inc., an independent oil and gas reserve engineering firm. The estimates are in accordance with regulations prescribed by the Securities and Exchange Commission. Future net revenue is estimated by the independent petroleum engineers using oil and gas prices in effect as of the end of each respective year. Price escalations are permitted only for those properties which have contracts allowing for specific increases. Future operation costs are based upon the average level of expenses during each year.


NOTE 8 - SUPPLEMENTAL RESERVE INFORMATION (Unaudited) (Continued)
The reliability of any reserve estimate is function of the quality of available information and of engineering interpretation and judgment. In management's opinion, the reserve estimates presented herein, in accordance with generally accepted engineering and evaluation principles consistently applied, are believed to be reasonable. These reserves should be accepted with the understanding that drilling activities or additional information subsequent to the date of this report might require their revision. More over, certain quantities of the reserves included in this study were estimated using the volummetric method, and such estimates are particularly susceptible to revision as a result of subsequent drilling activities or production information.

Estimated Quantities of Oil and Gas Reserves (unaudited) --- The following table sets forth certain data pertaining to the Company's proved and proved developed reserves for the years ended December 31, 1995, 1994 and 1993.


NOTE 8 - SUPPLEMENTAL RESERVE INFORMATION (Unaudited) (Continued)


                                           December 31,
                                1995                   1994
1993
                        Gas               Oil     Gas          Oil       Gas
     Oil
                       (Mcf)             (Bbl)   (Mcf)        (Bbl)     (Mcf)
    (Bbl)

Proved Reserves:

Beginning balance      27,930,944     1,208,804    --            4,514
308,217     203,678
Purchase of reserves
  in place              8,144,498     2,775,433  27,930,994  1,206,298     --
       --
Production                 --            (2,506)    --          (2,008)    --
      (1,515)
Revisions                  --             --        --            --
(308,217)   (197,649)

Ending balance         36,075,492     3,981,731  27,930,994  1,208,804     --
       4,514


                                                     December 31,
                                1995                   1994
     1993
                        Gas               Oil     Gas          Oil       Gas
   Oil
                       (Mcf)             (Bbl)   (Mcf)        (Bbl)      (Mcf)
   (Bbl)

Proved Developed
  Reserves:
Beginning balance       5,565,696      595,582      --           4,514
33,511      25,061
Purchase of reserves
  in place              2,045,000      766,816   5,565,696    593,076       --
        --
Production                  --          (2,506)     --         (2,008)      --
      (1,515)
Revisions                   --              --      --             --
(33,511)    (19,032)
Ending balance          7,610,696    1,359,952   5,565,696    595,582       --
       4,514


OILEX INTERNATIONAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993


NOTE 8 - SUPPLEMENTAL RESERVE INFORMATION (Unaudited) (Continued)
Standard Measure of Discounted Future Net Cash Flows (unaudited) --- The standardized measure of discounted future net cash flows relating to proved oil and gas reserves at is presented below:

                                               December 31,
                                   1995           1994          1993

Future cash inflows             $134,803,769  $73,045,272      $90,280
Future development costs         (15,279,040)  (5,729,040)       --
Future production costs          (25,902,840)  (9,596,785)     (21,438)
Future income tax expense        (32,000,000) (20,000,000)     (23,000)

Future net cash flows             61,621,889   37,719,447       45,852
Discounted at 10% per year       (23,786,049) (19,387,795)     (17,699)

Standardized measure of discounted
future net cash flows            $37,855,840  $18,331,652       28,153

The "standardized measure" does not purport to represent and is generally unrelated to the fair market value of the Company's oil and gas reserves.

The principle sources of changes in the standardized measure of future net cash flows are as follows:

                                                  December 31,
                                      1995       1994            1993

Balance, beginning of year         $ 2,178,648 $  (588,565)  $ 1,649,508
Sales, net of production costs         (37,000)    (28,935)   (    6,861)
Purchase of reserves in-place       26,616,225  41,540,244       --
Revisions of previous estimates         --         --         (3,382,169)
Accretion of discount               (4,398,245)(19,370,096)            --
Net change in income taxes         (12,000,000)(19,977,000)    1,150,957

Balance, end of year               $12,359,612   2,178,648    $ (588,565)

OILEX INTERNATIONAL INVESTMENTS, INC.
BREAK-UP VALUATION
December 31, 1995



Oil and Gas Properties:
     Discounted future net cash flows                       $ 37,835,840
     less: reduction for proved undeveloped (15%)             (5,675,376)

                                                              32,160,464
     Fair market value of production equipment                   200,000

Total Oil and Gas Properties                                  32,360,464

Net working capital deficit                                     (262,780)
Marketable securities, discounted 10%                          2,250,000

     Subtotal                                                 34,347,684

less:       Preferred Stock liquidation preference             5,000,000

Net Breakup Value                                         $   29,347,684

Common shares outstanding                                     14,327,570

Net Breakup Value per common share                    $2.05




     OILEX, INC.

     Quarterly Report on Form 10-QSB

     Index


     Part I.  Financial Information

     Item I. Financial Statements (unaudited)

          Balance Sheet - September 30, 1996

          Statements of Operations -
               Nine Months Ended September 30, 1995 and 1996

          Statement of Operations -
               Three Months Ended September 30, 1995 and 1996

          Statement of Cash Flows -
               Nine Months Ended September 30, 1995 and 1996

          Statement of Cash Flows -
               Three Months Ended September 30, 1995 and 1996

          Notes to Financial Statements



BALANCE SHEET

ASSETS
                                                    (Unaudited)
                                                       September
30,
                                                           1996
Current Assets:
Cash                                                     $3,079
Due from related parties                                232,725
Prepaid expenses                                         17,832

Total Current Assets                                    253,636

Property and Equipment:
Oil and gas properties - full cost method
Subject to amortization                               9,944,421

Undeveloped properties                                1,217,000
Production equipment                                    300,584
Furniture and equipment                                  61,081
Accumulated depreciation, depletion
  and amortization                                   (5,584,927)

Net Property and Equipment                            5,938,159

Investment in marketable securities                         --

Organization costs, net of amortization                  60,899

Total Assets                                         $6,252,704



BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY
(Unaudited)
                                                     September
30,
                                                         1996

Current Liabilities
Bonds payable                                           259,369
Accounts payable                                            260
Note payable to related parties                          34,981

Total Current Liabilities                               294,610

Deferred income tax liability                           721,439

Commitments and contingencies--

Stockholders' Equity
Preferred stock, Series A, $.001 par value
10% cumulative convertible; 2,500,000
shares authorized, issued and outstanding
                                                             --
Common stock, $.001 par value; 25,000,000
shares authorized; 24,726,775 shares
issued and outstanding                                   24,727

Paid-in capital                                      12,768,434

Accumulated deficit                                  (7,556,506)

Total Stockholders Equity                             5,236,655

Total Liabilities and Stockholders' Equity            6,252,704

STATEMENT OF OPERATIONS

(Unaudited)
For the Nine Months Ended                            September 30,
                                                1996           1995

Revenue:

Oil and gas sales                               8,315        31,425

Expenses:
Lease operating                                69,627         3,436
General and administrative                    920,106        42,817
Depreciation, depletion and amortization       17,520        61,085
Interest                                       16,506        19,059

                                            1,023,759       126,397

Loss before income taxes                   (1,015,444)      (94,972)

Provision for income taxes                         --            --

Net loss                                  $(1,015,444)     $(94,972)

Loss per common share:
     Primary and fully diluted              $ (0.04)        $(0.01)

Weighted average common shares outstanding:
     Primary and fully diluted             24,726,775    14,327,570

STATEMENT OF OPERATIONS

                                         (Unaudited)
                                         For the Three Months Ended
                                         September 30,

                                               1996           1995
Revenue:
Oil and gas sales                        $    3,585     $    11,578

Expenses:
Lease operating                              42,871           1,261
General and administrative                  144,844          13,916
Depreciation, depletion and amortization      7,554          22,505
Interest                                      5,502           6,484

                                            200,771          44,166

Loss before income taxes                   (197,186)        (32,588)

Provision for income taxes                       --              --

Net loss                                  $(197,186)       $(32,588)

Loss per common share:
Primary and fully diluted                   $(0.01)           $nil

Weighted average common shares outstanding:
     Primary and fully diluted           24,726,775      14,327,570

 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Nine Months Ended September 30, 1996
(Unaudited)

                   Preferred Stock               Common Stock       Paid-In
Accumulated
                   Shares         Amount       Shares     Amount    Capital
Deficit       Total


Balance,
Janaury 1, 1996    2,500,000      2,500      14,327,570   14,328    11,229,414
(6,541,062)  4,705,180

Retirement of
Series A
Preferred Stock   (2,500,00)     (2,500)        --        --        (2,497,500)
        --  (2,500,000)

Common stock
issued in
exchange for
oil and gas
properties              --          --        6,898,265    6,898     2,239,411
    --       2,246,309

Common stock
issued for
personal
services                --          --        3,500,940    3,501     1,797,109
    --       1,800,610

Net loss                --          --           --         --           --
(1,015,444)  (1,015,444)

Balance,
September 30,
1996                    --          --       24,726,775   24,727    12,768,434
(7,556,506)   5,236,655


STATEMENT OF CASH FLOWS

                                        (Unaudited)
                                        For the Nine Months Ended
                                        September 30,
                                                  1996           1995
Cash Flows from Operating Activities:

Net loss                                    (1,015,444)        (94,972)

Adjustments to reconcile net loss
  to net cash provided (used) by
  operating activities:
 Depreciation, depletion and amortization       17,520          61,085
 Increase in prepaid expenses                  (17,832)             --
 Increase in advances from related party      (232,725)             --
 Increase in accounts payable                      260              --
 (Decrease) increase in bonds payable           14,792          13,766
 Increase in notes payable to related
    parties                                      1,506           5,294

Net cash used by operating activities       (1,231,923)        (14,827)

Cash Flows Used in Investing Activities:
 Increase in oil and gas properties, net    (3,191,892)            --
 Purchase of production equipment             (300,584)            --
 Purchase of furniture and equipment           (61,081)            --
 (Disposal) investment in marketable
    securities                               2,500,000      (2,500,000)
 Increase in deferred income tax liability     721,439             --
 Other                                           4,949          27,013

Net cash used by investing activities         (327,189)     (2,472,987)

Cash Flows from Financing Activities:
 Issuance of common stock for services
   rendered                                  1,800,610             --
 Issuance of common stock for oil and
      gas properties                         2,246,309             --
 (Cancellation) issuance of preferred stock (2,500,000)      2,500,000

Net Cash Provided by Financing Activities    1,546,919       2,500,000

Net Change in Cash                            ( 12,193)         12,186

Cash, beginning of year                         15,272           1,764
Cash, end of year                                3,079          13,950

STATEMENT OF CASH FLOWS

                                                  (Unaudited)
                                            For the Three Months Ended
                                            September 30,
                                                 1996           1995
Cash Flows from Operating Activities:
 Net loss                                     (197,186)        (32,589)

 Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
 Depreciation, depletion and amortization        7,554          22,505
 Increase in prepaid expenses                    5,168              --
 Increase in advances from related party       153,898              --
 (Decrease) increase in bonds payable            5,000           4,589
 Increase in notes payable to related parties      502           1,895

Net cash used by operating activities          (25,064)         (3,600)

Cash Flows Used in Investing Activities:
 Increase in oil and gas properties, net      (762,326)             --
 Increase in deferred income tax liability    (721,102)             --
 Other                                           1,646           4,646

Net cash used by investing activities        1,481,782           4,646

Cash Flows from Financing Activities:
 Issuance of common stock for services
    rendered                                 1,002,000              --
 Issuance of common stock for oil and
    gas properties                             476,453              --

Net Cash Provided by Financing Activities    1,478,453              --

Net Change in Cash                             (28,393)          1,046

Cash, beginning of year                         31,472          12,904

Cash, end of year                                3,079          13,950

NOTE 1 - GENERAL

The unaudited financial statements included herin for Oilex, Inc. ("Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necesssary for a fair presentation. Certain information and footnote disclosure required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Certain 1995 balances have been reclassified to conform to the 1996 presentation. These financial statements include the accounts of the Company.

The Company was incorporated under the laws of the State of Nevada on June 10, 1986 under the name of "Akteck, Inc." The
Company later changed its name to "Oilex International
Investments, Inc.," and in July, 1996 changed its name to "Oilex, Inc."

The primary business activities of Oilex, Inc. is oil and gas exploration, development and acquisitions. The Company currently owns oil and gas leaseholds and fee property interests in Texas, Mississippi, Colorado, West Virginia and Utah.

NOTE 2 - SUPPLEMENTAL CASH FLOW INFORMATION

There were no cash payments for interest nor income taxes during the nine months ended September 30, 1996.

NOTE 3 - GOING CONCERN

The Company has incurred net losses since its inception creating an accumulated deficit balance of $7,556,506 as of September 30, 1996. Additionally, there is a working capital deficit of $40,974 at September 30, 1996.

These factors raise substantial doubt about the Company's ability to continue as a going concern. Management intends to make an equity financing which will infuse additional working capital into the Company so that it can exploit and develop its newly acquired oil and gas properties, thereby generating a positive cash flow.

The accompanying financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business, and therefore do not include any adjustments that result from the outcome of this uncertainty.

NOTE 4 -  COMMITMENTS AND CONTINGENCIES

The Company is currently in dispute with a corporation owned by certain stockholders of the Company. These stockholders were
formerly part of the management team of Oilex.   They contend
that Oilex owes the company approximately $141,000 on a demand note. The Company has recorded a $34,981 note payable to the company at September 30, 1996. The amount in dispute is related to certain general and administrative expense reimbursements. Although no lawsuit has been filed, the management of Oilex intends to vigorously defend its position in this matter should a lawsuit be instituted. It believes that the amounts recorded in its financial statements at September 30, 1996, for this note payable is correct and accurate. Accordingly, no provision has been made for the disputed difference herein.


NOTE 5 - SIGNIFICANT SUBSEQUENT EVENTS

On February 20, 1997, the holders of the 15.0% Convertible
Subordinated Bonds elected to convert their bonds into 238,000 shares of Oilex common stock, par value $0.001 per share, at $0.28 per share.

Additionally, on February 20, 1997, the Company issued 198,000 shares of Oilex common stock, par value $0.001 per share, to three individual investors.

In January, 1997, the Board of Directors approved the acquisition from a related party of a 20% interest it owned in Oil Retrieval Systems, Inc. ("ORS") an Arizona corporation. ORS designs, engineers, produces and sells portable swabbing units to the oil and gas industry. ORS is a development stage company. Oilex issued 3,000,000 shares of common stock to the related party in exchange for its ownership of 1,205,420 common shares of ORS.

In May, 1997, Funscape Corp. (formerly Imperial Energy Corp.), a
Colorado corporation, acquired ORS. Funscape Corp. issued 2.5 million shares of its common stock in exchange for all of the outstanding shares of ORS.

Funscape Corp. has stockholders and management who are also stockholders and have management responsibilities in Oilex and ORS.


                           OILEX, INC.

                       FINANCIAL STATEMENTS

                    December 31, 1996 and 1995

Independent Auditors' Report

     SIMONTON, KUTAC
     & BARNIDGE, L.L.P.
     CERTIFIED PUBLIC ACCOUNTANTS
     909 Fannin, Suite 2050
     Houston, Texas 77010-1007
     Telephone:(713) 658-9755 Facsimile: (713) 658-0298

May 1, 1997


Board of Directors and Stockholders
Oilex, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Oilex, Inc. as of December 31, 1996 and 1995, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oilex, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company's significant operating losses and working capital deficit raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   /s/ Simon, Kutac & Barnidge

 OILEX, INC.
 BALANCE SHEET
                                             (December 31, 1996)
      ASSETS


                                                 December 31,
                                           1996           1995
Current Assets:
   Cash                                     14,630       15,272
   Oil and gas receivables                   9,929           --
   Prepaid Expenses                         11,503           --

Total Current Assets                        36,062       15,272

Property and Equipment:

  Oil and gas properties -
   full cost method
    Subject to amortization              7,519,000    7,969,529
    Undeveloped properties               1,217,000           --
    Production equipment                   300,584           --
  Furniture and equipment                   61,081           --
  Accumulated depreciation, depletion
  and amortization                         (66,549)  (5,567,407)

  Net Property and Equipment             9,031,116    2,402,122

Investment in marketable securities             --    2,500,000

Organization costs, net of amortization     59,252       65,838

Total Assets                            $9,126,430   $4,983,232

                           OILEX, INC.

                          BALANCE SHEET
                       (December 31, 1996)
               LIABILITIES AND STOCKHOLDERS' EQUITY

                                               December 31,
                                           1996           1995

Current Liabilities
  Amounts due for oil and gas
     properties                            $925,000    $     --
  Bonds payable                             233,161     244,577
  Advances from related parties              11,610          --
  Accounts payable                              250          --

  Note payable to related parties            35,484      33,475

Total Current Liabilities                 1,205,505     278,052

Deferred income tax liability             3,032,000          --

Commitments and contingencies                    --          --

Stockholders' Equity
  Preferred stock, Series A, $.001 par
  value 10% cumulative convertible;
  2,500,000 shares authorized, issued
  and outstanding                                --       2,500
Common stock, $.001 par value; 50,000,000
  and 25,000,000 shares authorized at
  December 31, 1996 and 1995,
  respectively, 24,726,775, and
  14,327,570 shares issued and out-
  standing at December 31, 1996 and 1995,
  respectively                               24,727      14,328

Paid-in capital                          12,768,434  11,229,414

Accumulated deficit                      (7,904,236)( 6,541,062)

Total Stockholders' Equity                4,888,925   4,705,180

Total Liabilities and
  Stockholders' Equity                   $9,126,430  $4,983,232

                        STATEMENT OF OPERATIONS
     (December 31, 1996)

                                             For the Years Ended
                                                  December 31,
                                                1996       1995


Revenue:

 Oil and gas sales                        $    34,236 $   41,349
 Other income                                  22,289         --

                                               56,525     41,349

Expenses:

 Lease operating                              181,906      4,349
 General and administrative                 1,143,276     42,817
 Depreciation, depletion and amortization      72,135     80,375
 Interest                                      22,382     26,198

                                            1,419,699    153,739

Loss before income taxes                   (1,363,174)  (112,390)

Provision for income taxes                        --         --

Net loss                                   (1,363,174)  (112,390)

Weighted average common shares outstanding:
  Primary and fully diluted                19,004,250 13,898,750

Loss per common share:
  Primary and fully diluted               $  (0.07)  $   (0.01)




 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (December 31, 1996)


                      Preferred Stock     Common Stock      Paid-In
Accumulated
                     Shares     Amount   Shares     Amount  Capital   Deficit
   Total

Balance,
December 31, 1994        --       --    13,812,570 $13,813 $7,396,445
$(6,428,672)  $ 981,586

Issuance of Series
A Preferred Stock   2,500,000   2,500         --      --    2,497,500     --
    2,500,000

Issuance of common
stock in exchange
for oil and gas
properties               --       --       515,000     515  1,335,469     --
    1,335,984

Net loss                 --       --           --      --         --    (
112,390)   (112,390)

Balance,
December 31, 1995   2,500,000   2,500   14,327,570  14,328 11,229,414
(6,541,062)  4,705,180

Retirement of Ser
A Preferred Stock  (2,500,00)  (2,500)          --     --  (2,497,500)   --
   (2,500,000)

Common stock issued
in exchange for oil
and gas properties       --       --     6,898,265   6,898  2,239,411    --
    2,246,309

Common stock issued
for personal
services                 --       --     3,500,940   3,501  1,797,109    --
    1,800,610

Net loss                  --       --           --      --         --
(1,363,174) (1,363,174)

Balance,
December 31, 1996        --     $ --    24,726,775 $24,727 12,768,434
(7,904,236)  4,888,925


  STATEMENT OF CASH FLOWS
    (December 31, 1996)
                                             For the Years Ended
                                                    December 31,

                                                1996        1995
Cash Flows from Operating Activities:
 Net loss                                  (1,363,174) $(112,390)

 Adjustments to reconcile net loss to net
  cash provided (used) by operating activities:
   Depreciation, depletion and amortization    72,135     80,375
   Increase in oil and gas receivables         (9,929)        --
   Increase in prepaid expenses               (11,503)        --
   Increase in advances from related party     11,610         --
   Increase in amounts due for oil and gas
        properties acquired                   925,000         --
   Increase in accounts payable                   250         --
   (Decrease) increase in bonds payable       (11,416)    18,563
   Increase in notes payable to
        related parties                         2,009      6,583

Net cash used by operating activities        (385,018)    (6,869)

Cash Flows Used in Investing Activities:
 Increase in oil and gas properties, net     (766,471)(1,281,265)
 Purchase of production equipment            (300,584)        --
 Purchase of furniture and equipment          (61,081)        --
 Disposal (investment) in marketable
   securities                               2,500,000 (2,500,000)
 Decrease in accumulated depreciation,
   depletion and amortization              (5,500,858)        --
 Increase in deferred tax liability         3,032,000         --
 Other                                        (65,549)   (56,416)

Net cash used by investing activities      (1,162,543)(3,837,681)


Cash Flows from Financing Activities:
 Issuance of common stock for services
     rendered                               1,800,610  1,358,058
 Issuance of common stock for oil and
     gas properties                         2,246,309         --
 (Cancellation) issuance of
     preferred stock                       (2,500,000) 2,500,000

Net Cash Provided by Financing Activities   1,546,919  3,858,058

Net Change in Cash                               (642)    13,508

Cash, beginning of year                        15,272      1,764

Cash, end of year                              14,630     15,272

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization --- Oilex, Inc. ("Company") was incorporated under the laws of the State of Nevada on June 10, 1986 under the name of "Akteck, Inc." The Company later changed its name to "Oilex International Investments, Inc.," and in July, 1996 changed its name to "Oilex, Inc."

Description of the Business --- The primary business activities of Oilex, Inc. is oil and gas exploration, development and acquisitions. The Company currently owns oil and gas leaseholds and fee property interests in Texas, Mississippi, Colorado, West Virginia and Utah.

Oil and Gas Properties --- The Company follows the full cost method of accounting whereby all costs, including direct, general and administrative expenses, associated with property acquisition, exploration and development activities are capitalized. Cost associated with proved reserves are amortized by the unit-of-production method using independent engineers' estimates of unrecovered proved oil and gas reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated. Interest is capitalized on oil and gas properties not subject to amortization and in the process of development. Proceeds from the sale of properties are accounted for as reductions to capitalized costs unless such sales involve a significant change in the relationship between costs and the estimated value of proved reserves or the underlying value of unproved properties, in which case, a gain or loss is recognized. Unamortized costs of proved properties are subject to a ceiling which limits such costs to the estimated present value of oil and gas reserves reduced by future operating expenses, development expenditures and income taxes.

Income Taxes --- The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 106, "Accounting for Income Taxes," which requires the use of the "liability method" of accounting for income taxes. Deferred taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has incurred operating losses in each of the last seven years. As the utilization of such losses can not be anticipated, a corresponding benefit has not been recorded.
The Company has Net Operating Loss Carryforwards which will be applied to income and which lapse according to the following schedule:


     Year Generated           Earnings  NOL Amount     Year Expires

          1991                (  7,478)  (  6,730)          2006
          1992                (112,082)  (100,874)          2007
          1993                (137,229)  (123,506)          2008
          1994                (129,045)  (116,141)          2009
          1995                (112,390)  (101,151)          2010

               Sub Total      (498,224)  (448,402)

Accounting Estimates --- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

The Company's financial statements are based on a number of significant estimates including selection of the useful lives for property and equipment and oil and gas reserve quantities which are the basis for the calculation of depreciation, depletion and impairment of oil and gas properties. Management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent discoveries and reserves associated with non-producing properties are more imprecise than those for producing properties with long production histories.
Accordingly, the Company's estimates are expected to change as future information becomes available.

Other Property and Equipment --- Depreciation of property and equipment, other than oil and gas properties, is provided generally on the straight-line basis over the estimated useful lives of the assets as follows:

         Office equipment                          3-7 years
         Oilfield service equipment                3-7 years

Ordinary maintenance and repairs are charged to income and expenditures which extend the physical or economic life of the assets are capitalized. Gains or losses on disposition of assets other than oil and gas properties and equipment are recognized in income, and the related assets and accumulated depreciation accounts are adjusted accordingly.

Other Non-Current Assets --- Other non-current assets include organization costs, which are being amortized over five years.

Reclassification --- Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation.

Loss Per Common Share --- Primary earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding. Fully diluted earnings per common share are based on the assumption that all convertible debentures and stock options were converted at the beginning of the year. Common stock equivalents were excluded from the calculation of loss per common share as such inclusion would have had an anti-dilutive effect; therefore, fully diluted earnings per share is considered to be the same as primary earnings per share.

NOTE 2 - AMOUNTS DUE FOR OIL AND GAS PROPERTIES

Effective November 1, 1996, Oilex entered into an agreement to acquire an approximate 75% gross working interest in the Walker (Queen) Field) in Pecos County, Texas. This prospect consist of 3,040 acres of oil and gas leases, for which Oilex will pay $925,000.

At December 31, 1996, $800,000 of the total $925,000 of amounts due for oil and gas properties is payable solely from the 25% gross working interest of net oil and gas revenues derived from the Walker (Queen) Field. The remainder is to be paid by the issuance of 125,000 shares of Oilex common stock, valued by management at $1 per share.

NOTE 3 - BONDS PAYABLE

Bonds payable consists of the following:

                                                    December 31,
                                                  1996       1995

10.0% bonds payable, secured by certain of the
 Company's oil and gas properties; due on
 demand and convertible into common
 stock at $2.00 per share.                    $ 166,098 $ 154,848

9.75% bonds payable to an insurance
 company; secured by certain of the
 Company's oil and gas properties;
 due on demand and convertible into
 common stock at $2.00 per share.                    --    89,729

15.0% convertible subordinated bonds
 payable, due April, 1997, and
 convertible into common stock
 at $0.28 per share.                             67,063        --

                                              $ 233,161 $ 244,577


In February, 1997, the 15.0% convertible bonds were converted into 238,000 shares of Oilex common stock.

NOTE 4 - STOCKHOLDERS' EQUITY

Effective in January, 1996, Oilex exchanged 1,256,265 shares of its common stock in exchange for 100% mineral rights in 83,751 acres located in Pocahontas and Greenbriar Counties, West Virginia. These shares are included in stockholders' equity at December 31, 1996. Oilex has retained the voting rights to these common shares. The purchase price was valued at approximately $1,256,265.

Effective in January, 1996, Oilex issued 500,000 shares of common stock in exchange for oil and gas leaseholds and equipment located in the Big Foot Field areas of Frio County, Texas. Oilex has retained the voting rights to these common shares. The purchase price was approximately $500,000.

In December, 1994, the Company agreed to issue 2,500,000 shares of its Series A, 10% Cumulative Convertible Preferred Stock to World Interactive Networks, Inc. ("WIN") in exchange for 149,200 shares of WIN's Series A Cumulative Convertible Preferred Stock valued at $16.67 per share, which was the quoted market value of these securities at the transaction date. The Oilex preferred stock had a liquidation preference of $2.00 per share. This transaction was subsequently rescinded on June 1, 1996, as Oilex management decided to terminate all non-oil and gas related activities.

On March 24, 1996, the Company issued 100,000 shares of its common stock in exchange for 1,939 acres of lease rights in the Carbon County, Utah field. The value of the acreage was approximately $50 per acre.

On March 24, 1996, the Company acquired 3,945 acres of oil and gas leases in the Unitah Basin area of Utah. The Company issued
42,000 shares of its common stock for these lease rights, which were valued at approximately $11 per acre.

On April 17, 1996, Oilex entered into an agreement to acquired 100% of the working interest in the White River Dome Prospect located in Rio Blanco County, Colorado. This prospect consists of 11,535 acres. Oilex exchanged 1,500,00 shares of its common stock along with $25,000 cash for these leaseholds.
Additionally, the Seller signed an agreement whereby these shares will be voted in accordance with current management.

On November 12, 1996, the Company entered into an agreement with a financial consulting firm whereby, as consideration for services rendered, the Company has granted an option to purchase
300,000 shares at $0.50 per share.  The agreement expired on May
15, 1997.  No options were exercised.

At various times during 1996, the Company issued shares of its common stock in the amounts and for the types of services as follows: 46,240 common shares for leasing, geological and engineering; 100,000 common shares for investor relations; 702,000 common shares for financial consulting and public relations; and 10,000 common shares for other services rendered.

See Note 6 - Related Parties for additional disclosure regarding stockholders' equity.

   NOTE 5 -  COMMITMENTS AND CONTINGENCIES

   The Company is currently in dispute with a corporation owned by certain stockholders of the Company. These stockholders were
formerly part of the management team of Oilex.   They contend
that Oilex owes the company approximately $141,000 on a demand note. The Company has recorded a $35,484 note payable to the company at December 31, 1996. The amount in dispute is related to certain general and administrative expense reimbursements. Although no lawsuit has been filed, the management of Oilex intends to vigorously defend its position in this matter should a lawsuit be instituted. It believes that the amounts recorded in its financial statements at December 31, 1996, for this note payable is correct and accurate. Accordingly, no provision has been made for the disputed difference herein.

NOTE 6 - LEASES

The Company, as lessee, has entered into and/or assumed various operating leases for office equipment, vehicles, and office facilities.

Future minimum lease payments under operating leases at December
31, 1996 are as follows:

            Year Ending December 31,

                 1997                               $     45,666
                 1998                                     20,371
                 1999                                     10,864
                 2000                                     10,475
                 2001                                      6,354
               Thereafter                                     --

       Total minimum lease payments                      $93,730

Rent expense during the years ended December 31, 1996 and 1995 for operating leases was $29,025 and $13,420, respectively, and is included in general and administrative expenses.

NOTE 7 - RELATED PARTIES

In 1996, a corporate stockholder, Phoenix Reserves, Inc. ("Phoenix"), who owns 36.5% of Oilex's outstanding common stock advanced $790,210 to Oilex. As payment, Oilex issued 1,200,000 shares of its common stock to Phoenix and are included in total stockholders' equity at December 31, 1996. The funds were used for working capital purposes. Phoenix has common management with Oilex and it was a majority shareholder of Oilex in prior years.

During 1996, the Company received advances from its President totaling $186,386 for which Oilex issued 500,000 shares of its common stock as payment. The funds were used for working capital purposes. Additionally, another 640,000 shares of common stock were issued to the President of Oilex as compensation for personal services.

A stockholder of the Company is a principal in a firm that provides oil and gas reserve evaluation services to the Company.
A total of 152,700 shares of Oilex common stock was issued during 1996 in exchange for oil and gas reserve evaluation services.

As discussed in Note 4, the Company had a note payable of $35,484 and $33,475 as of December 31, 1996 and 1995, respectively, due to a company owned by certain stockholders of Oilex who were formerly part of the management of Oilex.

During 1996, the Company purchased oil and gas properties and tangible equipment from Phoenix in exchange for 3,500,000 shares of Oilex common stock.

During 1996 Oilex paid $52,949 for legal services to its President and Director who is an attorney.

In 1996, the Company issued 150,000 shares of common stock for directors' fees to three of its directors.

See Note 9 - Significant Subsequent Events, for additional related parties transactions.


NOTE 8 - GOING CONCERN

The Company has incurred net losses since its inception creating an accumulated deficit balance of $7,904,236 and $6,541,062 at December 31, 1996 and 1995, respectively. Additionally, there is a working capital deficit of $1,169,443 and $262,780 at December 31, 1996 and 1995, respectively.

These factors raise substantial doubt about the Company's ability to continue as a going concern. Management intends to make an equity financing which will infuse additional working capital into the Company so that it can exploit and develop its newly acquired oil and gas properties, thereby generating a positive cash flow.

The accompanying financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business, and therefore do not include any adjustments that result from the outcome of this uncertainty.

NOTE 9 - SIGNIFICANT SUBSEQUENT EVENTS

On February 20, 1997, the holders of the 15.0% Convertible
Subordinated Bonds elected to convert their bonds into 238,000 shares of Oilex common stock, par value $0.001 per share, at $0.28 per share.

Additionally, on February 20, 1997, the Company issued 198,000 shares of Oilex common stock, par value $0.001 per share, to three individual investors.

In January, 1997, the Board of Directors approved the acquisition from Phoenix of a 20% interest it owned in Oil Retrieval Systems, Inc. ("ORS") an Arizona corporation. ORS designs, engineers, produces and sells portable swabbing units to the oil and gas industry. ORS is a development stage company.

Oilex issued 3,000,000 shares of common stock to Phoenix in exchange for its ownership of 1,205,420 common shares of ORS.

In May, 1997, Funscape Corp. (formerly Imperial Energy Corp.), a
Colorado corporation, acquired ORS. Funscape Corp. issued 2.5 million shares of its common stock in exchange for all of the outstanding shares of ORS.

Funscape Corp. has stockholders and management who are also stockholders and have management responsibilities in Oilex, Phoenix and ORS.

Reference is made here to Note 7 - Related Parties of these financial statements.

NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION

There were no cash payments for interest nor income taxes during the years ended December 31, 1996 and 1995.

NOTE 11 - OIL AND GAS PROPERTIES

Capitalized Costs --- The following table presents the aggregate capitalized cost subject to amortization relating to the Company's oil and gas acquisition, exploration and development activities, and the aggregate related accumulated depreciation, depletion and amortization ("DD&A").

                                                December 31,
                                          1996           1995

 Proved properties                   $ 7,519,000   $  7,969,529
 Unproved properties                   1,217,000             --
 Accumulated DD&A                             --     (5,567,407)

 Net capitalized costs               $ 8,736,000   $  2,402,122

Cost Incurred --- The Company's oil and gas acquisition, exploration and development activities are conducted in Texas, Mississippi, Colorado, West Virginia and Utah. The following table summarizes the costs incurred in connection therewith.

                                                December 31,
                                          1996           1995

 Property acquisition costs:
     Unproved properties             $ 1,217,000   $         --
     Proved properties                 6,506,801      1,281,265
 Exploration costs                            --             --
 Development costs                            --             --

                                     $ 7,723,801   $  1,281,265

Cost Not Subject to Amortization --- The Company had $1,217,000 of acquisition cost not subject to amortization at December 31, 1996. Unproved properties not subject to amortization consists mainly of lease costs and seismic data related to unproved areas. The Company will continue to evaluate these properties over the lease term; however, the timing of the ultimate evaluation and disposition of a significant portion of properties has not been determined. Costs associated with seismic data and all other costs will become subject to amortization as the prospects to which they relate are evaluated.

NOTE 12 - SUPPLEMENTAL RESERVE INFORMATION (Unaudited)

The following information summarize the Company's net proved reserves of oil (including condensate and natural gas liquids) and gas and the present values thereof for the years ended December 31, 1996 and 1995. The reserve estimates are based upon reports of Ultra Engineering, Inc., an oil and gas reserve engineering firm whose principal is a stockholder and director of Oilex. The estimates are in accordance with regulations prescribed by the Securities and Exchange Commission. Future net revenue is estimated by the petroleum engineers using oil and gas prices in effect as of the end of each respective year. Price escalations are permitted only for those properties which have contracts allowing for specific increases. Future operating costs are based upon the average level of expenses during each year.

The reliability of any reserve estimate is function of the quality of available information and of engineering interpretation and judgment. In management's opinion, the reserve estimates presented herein, in accordance with generally accepted engineering and evaluation principles consistently applied, are believed to be reasonable. These reserves should be accepted with the understanding that drilling activities or additional information subsequent to the date of this report might require their revision. Moreover, certain quantities of the reserves included in this study were estimated using the volumetric method, and such estimates are particularly susceptible to revision as a result of subsequent drilling activities or production information.

NOTE 12 -  SUPPLEMENTAL RESERVE INFORMATION (Unaudited)
(Continued)

Estimated Quantities of Oil and Gas Reserves (Unaudited) --- The following table sets forth certain data pertaining to the Company's proved and proved developed reserves for the years ended December 31, 1996 and 1995.


                                        December 31,
                             1996                   1995
                        Gas          Oil       Gas          Oil
                        (Mcf)       (Bbl)     (Mcf)        (Bbl)

Proved Reserves:
Beginning balance    36,075,492  3,981,731  27,930,994 1,208,804
Purchase of reserves
  in place                   --  1,725,594   8,144,498 2,775,433
Production                   --     (2,054)         --    (2,506)
Revisions           (36,066,040)(3,259,506)         --        --

Ending balance            9,452  2,445,765  36,075,492 3,981,731


                                        December 31,
                             1996                   1995
                        Gas          Oil       Gas         Oil
                       (Mcf)        (Bbl)     (Mcf)       (Bbl)

Proved Developed
  Reserves:
Beginning balance     7,610,696  1,359,952   5,565,696   595,582
Purchase of reserves
  in place                   --  1,725,594   2,045,000   766,876
Production                   --     (2,054)         --    (2,506)
Revisions            (7,601,244)  (637,727)         --        --

Ending balance            9,452  2,445,765   7,610,696 1,359,952


NOTE 12 - SUPPLEMENTAL RESERVE INFORMATION (Unaudited)
(Continued)

Standard Measure of Discounted Future Net Cash Flows (Unaudited) --- The standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves is presented below:
                                              December 31,
                                         1996            1995

Future cash inflows                $ 48,933,726    $ 134,803,769
Future development costs               (760,000)     (15,279,040)
Future production costs             (25,291,508)     (25,902,840)
Future income tax expense            (8,580,832)     (32,000,000)

Future net cash flows                14,301,386       61,621,889
Discounted at 10% per year           (8,951,208)     (23,786,049)

Standardized measure of discounted future
  net cash flows                   $  5,350,178    $  37,835,840


The "standardized measure" does not purport to represent and is generally unrelated to the fair market value of the Company's oil and gas reserves.

The principle sources of changes in the standardized measure of future net cash flows are as follows:

                                              December 31,
                                        1996            1995

Balance, beginning of year         $ 12,359,619    $   2,178,648
Sales, net of production costs          (26,019)         (37,000)
Purchase of reserves in-place         8,560,285       26,616,225
Revisions of previous estimates     (12,333,600)              --
Accretion of discount                        --       (4,398,245)
Net change in income taxes          ( 3,210,107)     (12,000,000)

Balance, end of year               $  5,350,178    $  12,359,628

     The following Exhibits are filed as a part of this Registration Statement:

Exhibit                                            Sequential
Number    Description*                             Page No.

3.1  Initial Articles of Incorporation
     filed June 6, 1986                                     71

3.2  Articles of Amendment filed January
     23, 1992 reflecting a name change
     to Oilex International Investments, Inc.               73

3.3  Articles of Amendment filed June 3,
     1995 effecting an increase in the
     number of authorized shares
     to 25,000,000                                          75

3.4  Bylaws of Oilex, Inc.                                  77

3.5  Articles of Amendment filed July 8, 1996
     changing the name to Oilex, Inc. and effecting
     an increase in the number of authorized
     shares to 50,000,000                                   91

99   Guide 2: Disclosure of Oil and Gas
     Operations                                             93

     * Summaries of all exhibits contained
       within this Registration Statement
       are modified in their entirety by
       reference to these Exhibits

EXHIBIT 3.1


ARTICLES OF INCORPORATION

OF

AKTECH, INC.

ARTICLE I

The name of this corporation is AKTECH, INC.

ARTICLE II

This corporation shall have perpetual existence.

ARTICLE III

     The purpose of this corporation is to engage in 'any lawful activity permitted under the laws of the State of Nevada.

ARTICLE IV

     The aggregate number of shares which this corporation shall have authority to issue is 25,000,000 shares of a par value of $0.001 per share. Fully paid stock of this corporation shall not be liable to any further call or assessment.

ARTICLE V

     The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions. and for such consideration as the Board of Directors shall determine. Shareholders, shall not have preemptive' rights to acquire unissued shares of the stock of this corporation and cumulative voting is denied.

ARTICLE VI

     The principal place of business of this corporation in the State of Nevada is One East First Street, Reno, Nevada 89501.

ARTICLE VII

     The number of Directors constituting the initial Board of Directors of this corporation. is three (3) . The names and addresses of persons who are to serve as Directors until the first annual meeting of stockholders, or until their successors are elected and qualified are:

     NAME ADDRESS

Mark Kallenberger   180 Newport Center Drive
     Suite 180
     Newport Beach, California 92660

James R. Lewis 14772 Plaza Drive
     Tustin, California 92681

John W. Crane  10 Cresthaven
     Irvine, California 92714

     The Board of Directors shall be limited in number to no less than three (3) nor more than nine (9).

ARTICLE VIII

     The name and address of the initial Incorporator is as follows: James
R. Lewis, 14772 Plaza Drive, Tustin, California 92681.

         IN WITNESS WHEREOF, the undersigned Incorporator has executed these Articles of Incorporation as indicated below.

Dated: June 6,  1986

         original signed by James R. Lewis

     James R. Lewis



STATE OF CALIFORNIA

COUNTY OF ORANGE

On   June 6, 1986, personally appeared before me, a notary public, who acknowledged that James R. Lewis executed the above instrument.

Original signed by Betty R. Slipp

Signature of Notary



EXHIBIT 3.2

     CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION OF

     AKTECK, INC.

     We the undersigned, Ron F. Bearden, President and Gwen S. Stallworth, Secretary of Akteck, Inc. do hereby certify:

     That the Board of Directors of said corporation at a meeting duly convened, held on the 16th day of December, 1991, adopted a resolution to amend the original articles as follows:
     Article I is hereby amended to read as follows:
       The name of the corporation hereafter is Oilex International Investments, Inc.

     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Article of Incorporation is 1,075,000; that said change and amendment have been consented to and approved by a majority vote of the stockholders holding a majority of each class of stock outstanding and entitled to vote thereon.

     Original signed by Ron F. Bearden

          Ron F. Bearden, President

     Original signed by Gwen C. Stallworth

          Gwen C. Stallworth, Secretary



STATE OF TEXAS

COUNTY OF HARRIS

     This Instrument was acknowledged before me by Ron F. Bearden, President of Oilex International Investments, Inc..


                    Signature of Notary illegible

                              Notary Public, State of Texas
                              My Commission expires:

STATE OF TEXAS

COUNTY OF HARRIS

     On December 20, 1991, personally appeared before me, a Notary Public Gwen Stallworth, who acknowledged that they executed the above instrument.

     Original signed by Rebecca Bearden
My commission expires 6/28/93
Notary Public, State
of Texas
My Commission expires:


EXHIBIT 3.3

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION OF

     OILEX INTERNATIONAL INVESTMENTS, INC.

     We the undersigned, Oliver H. Timmins,III, President and Cynthia C. Timmins, Secretary of Oilex International Investments, Inc. do hereby certify:

     That the Board of Directors of said corporation at a meeting duly convened, held on the 5th day of April, 1995, adopted a resolution to amend the original articles as follows:
     Article IV is hereby amended to read as follows:
       The aggregate number of shares which this corporation shall have the authority to issue is 25,000,000 shares of a par value of $0.001 per share. Fully paid stock of the corporation shall not be liable to any further call or assessment. The Board of Directors of the corporation is expressly authorized to determine by resolution classes, series and numbers of each class or series of the stock of the corporation.

     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Article of Incorporation is 13,987,470; that said change and amendment have been consented to and approved by a majority vote of the stockholders holding a majority of each class of stock outstanding and entitled to vote thereon.

      Original signed by Oliver H. Timmins III
/s/ Oliver H. Timmins III, President

      Original signed by Cynthia C. Timmins
/s/ Cynthia C. Timmins, Secretary



STATE OF TEXAS)

COUNTY OF BEXAR)

     This Instrument was acknowledged before me on this 3rd day of June, 1995, by Oliver H. Timmins III, President of Oilex International Investments, Inc..


     Original signed by Dolores Railsback


     Notary Public, State of Texas
     My Commission expires:

STATE OF TEXAS)

COUNTY OF BEXAR)

     This Instrument was acknowledged before me on this 3rd day of June, 1995, by Cynthia C. Timmins, Secretary of Oilex International Investments, Inc.


          original signed by Dolores Railsback


          Notary Public, State of Texas
          My Commission expires:








EXHIBIT 3.4

     AKTECH, INC.

Bylaws


ARTICLE I

OFFICES

     Section 1. The corporation shall maintain a principal office in the State of Nevada as set forth in the articles of incorporation or determined from time to time by the board of directors

     Section 2. The corporation may also have offices at such other places both within and without the State of Nevada as the board of directors may f rom time to time determine or the business of the corporation may require either inside or outside the State of Nevada.

ARTICLE II
ANNUAL MEETINGS OF SHAREHOLDERS

     Section 1. All meetings of shareholders for the election of directors shall be held at such place as may be fixed from time to time by the board of directors.

     Section 2. Annual meetings of shareholders, commencing with the year 1987, shall be held on the second Monday of June if not a legal holiday, and if a legal holiday, then on the next secular day following, at 1:00 p.m., at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

     Section 3. Written or printed notice of. the annual meeting stating the place, day and hour of the meeting shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

ARTICLE III
SPECIAL MEETING OF SHAREHOLDERS

           Section 1. Special meetings of shareholders for any purpose other than the election of directors may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

     Section 2. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called by the president, the board of directors, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

     Section 3. Written or printed notice of a special meeting stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

     Section 4. The business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

ARTICLE IV
QUORUM AND VOTING STOCK

     Section 1. The holders of one-third of the shares of stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which. a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

     Section 2. If a quorum is present, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders unless the vote of a greater number of shares of@stock is required by law or the articles of incorporation.

          Section 3 . Each outstanding share of stock, having voting power, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact.

In all elections for directors every shareholder, entitled to vote, shall have the right to vote, in person or by proxy, the number of shares of stock owned by him, for as many persons as there are directors to be elected.

          Section 4. Any action required to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE V
DIRECTORS

          Section 1. The number of directors shall be three. Directors need not be residents of the State of Nevada nor shareholders of the corporation. The directors, other than the first board of directors, shall be elected at the annual meeting of the shareholders, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified. The first board of directors shall hold office until the first annual meeting of shareholders.

     Section 2. Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired portion of the term of his predecessor in office.

     Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose. A director elected to fill a newly created directorship shall serve until the next succeeding annual meeting of shareholders and until his successor shall have been elected and qualified.

     Section 3. The business affairs of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by, statute or by the articles of incorporation or by these bylaws directed or required to be exercised or done by the shareholders.

     Section 4. The directors may keep the books of the corporation, except such as are required by law to be kept within the state, outside of the State of Nevada, at such place or places as they may from time to time determine.

     Section 5. The board of directors, by the affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise.

ARTICLE VI
MEETINGS OF THE BOARD OF DIRECTORS

     Section 1. Meetings of the board of directors, regular or special, may be held inside or outside the State of Nevada.

     Section 2. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or it may convene at such place and time as shall be fixed by the consent in writing of all the directors.

     Section 3. Regular meetings of the board of directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the board.

     Section 4. Special meetings of the board of directors may be called by the president on three days' notice to each director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors.

     Section 5. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the
meeting is not lawfully called or convened.   Neither the business to be
transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

     Section 6. A majority of the directors shall constitute a quorum for the transaction of business unless a greater number is required by law or by the articles of incorporation. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by statute or by the articles of incorporation. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     Section 7. Any action required or permitted to be taken by the board of directors may be taken without a meeting if all members of the board consent in writing to the action and the consents are filed with the minutes.

ARTICLE VII
EXECUTIVE COMMITTEE

     Section 1. The board of directors, by resolution adopted by a majority of the number of directors fixed by the bylaws or otherwise, may designate two or more directors to constitute an executive committee, which committee, to the extent provided in such resolution, shall have and exercise all of the authority of 'the board of directors in the management of the corporation, except as otherwise required by law. Vacancies in the membership of the committee shall be filled by the board of directors at a regular or special meeting of the board of directors. The executive committee shall keep regular minutes of its proceedings and report the same to the board when required.

ARTICLE VIII
NOTICES

     Section 1. Whenever, under the provisions of the statutes or of the articles of incorporation or of these bylaws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or shareholder, at this address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

     Section 2. Whenever any notice whatever is required to be given under the provisions of the statutes or under the provisions of the articles of incorporation or these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE IX
OFFICERS

     Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice-president, a secretary and a treasurer. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers.

     Section 2. The board of directors at its first meeting after each annual meeting of' shareholders shall choose a president, one or more vice-presidents, a secretary and a treasurer, none of whom need be a member of the board.

     Section 3. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors.

     Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

     Section 5. The officers of the corporation shall hold office until
their successors are chosen and qualify.   Any officer elected or appointed
by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

     THE PRESIDENT

     Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the shareholders and the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.

     Section 7. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent I of the corporation.

THE VICE-PRESIDENTS

     Section 8. The vice-president, or if there shall be more than one, the vice-presidents in the order de-termined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARIES

     Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the shareholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant
secretary.   The board of directors may give general authority to any other office to affix the seal of the corporation and to attest the affixing by his signature.

     Section 10. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

     THE TREASURER AND ASSISTANT TREASURERS

     Section 11. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

     Section 12. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the' board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

     Section 13. If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or

-12-

under his control belonging to the corporation.

     Section 14. The assistant treasurer, or, if there shall be more than one, the assistant treasurers in the order determined by the board of directors, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE X
CERTIFICATES FOR SHARES

     Section 1. The shares of the corporation shall be represented by certificates signed by the president or a vice- president and the secretary or an assistant secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof.

     When the corporation is authorized to issue shares of more than one class there shall be set forth upon the face or back of the certificate, or tire certificate shall have a statement that the corporation will furnish to any shareholder upon request and without charge, a full or summary statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued and, if the corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined and the authority of the
-13-

board of directors to fix and determine the relative rights and preferences of subsequent series.

     Section 2. The signatures of the officers of the corporation upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

LOST CERTIFICATES

     Section 3. The board of directors may direct anew certificate to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the board of directors, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities as it deems adequate, to: protect the corporation : from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

     TRANSFERS OF SHARES

     Section 4.   Upon surrender to the corporation or
the transfer agent of the corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of success ion, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate canceled and the transaction recorded upon the books of the corporation.

CLOSING OF TRANSFER BOOKS

     Section 5. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any such, determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books ate not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

          REGISTERED SHAREHOLDERS

     Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise, provided by the laws of Nevada.

LIST OF SHAREHOLDERS

     Section 7. The officer or agent having charge of the transfer books for shares shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of each and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours.
Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of the shareholders.

ARTICLE XI
GENERAL PROVISIONS
DIVIDENDS

Section 1. Subject to the provisions of the articles of incorporation relating thereto, if any, dividends may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to any provisions of the articles of incorporation.

     Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sum s as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

     CHECKS

     Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

     FISCAL YEAR

     Section 4. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

     SEAL

     Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate
Seal, Nevada".   The seal may be used by causing it or a facsimile thereof
to be impressed or affixed or in any manner reproduced.

     ARTICLE XII

AMENDMENTS

     Section 1. These by-laws may be altered, amended, or repealed or new by-laws may be adopted by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board.

CERTIFICATION

     I hereby certify that the foregoing is the original or a true copy of the bylaws adopted by Aktech, Inc., pursuant to the organizational action of its directors.

Dated: June      1986

     James R. Lewis, Secretary

-19-


EXHIBIT 3.5

     CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION OF

     OILEX INTERNATIONAL INVESTMENTS, INC.

We the undersigned, Oliver H. Timmins, III, President and Cynthia C. Timmins, Secretary of Oilex International Investments, Inc. do hereby certify:

That the board of directors of said corporation at a meeting duly convened, held on the 5th day of June, 1996, adopted a resolution to amend the original articles as follows:

Article I is hereby amended to read as follows:

    The name of this corporation is OILEX, INC.

Article IV is hereby amended to read as follows:

    The aggregate number of shares which this corporation shall have the authority to issue is 50,000,000 shares of a par value of $0.001 per share. Fully paid stock of the corporation shall not be liable to any further call or assessment. The Board of Directors of the corporation is expressly authorized to determine by resolution classes, series and numbers of each class or series of the stock of the corporation.

    The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 19,531,835; that said change and amendment have been consented to and approved by a majority vote of the stockholders holding a majority of each class of stock outstanding and entitled to vote thereon.

/s/  Oliver Timmins III, President

/s/  Cynthia Timmins, Secretary

STATE OF TEXAS
COUNTY OF BEXAR

This instrument was acknowledged before me on this 3rd day of July, 1996, by Oliver H. Timmins III, President of Oilex International Investments, Inc.

/s/Dolores C. Railsback
Notary Public, State of Texas

This instrument was acknowledged before me on this 3rd day of July, 1996, by Cynthia C. Timmins, Secretary of Oilex International Investments, Inc.

/s/Dolores C. Railsback
Notary Public, State of Texas

Exhibit 99: Disclosure of Oil and Gas Operations/
Guide 2
Item 4:

Mississippi Leases

A 1.022834% Net Working Interest insofar and only insofar as to the portion of the leases listed below which fall within the boundary of the unit for the Norcen Explorer, Inc. Burns Baptist Church et al No. 1 as evidenced by Declaration of Pooled Oil Unit dated September 7, 1990 and recorded in Book No. 325, Page 676 of the records of Smith County, Mississippi and further limited to the depths between the surface and 9,986 feet subsurface.

Lessor        Lessee                              Date      Vol/Page

Ruth Toler     Tower Exploration,Inc.             032588    294/657
Oliver Properties   Tower Exploration,Inc.        033088    294/64
James Harrison Buchanan  Tower Exploration,Inc.   042588    297/13
William Thomas Buchanan  Tower Exploration,Inc.   042588    297/15
Sarah Caroline Buchanan  Tower Exploration,Inc.   042588    297/20
Fred E. Moss   Tower Exploration,Inc.             042188    297/22
Linda M. Moss  Tower Exploration,Inc.             042188    295/558
Ridgway Energy, Inc Tower Exploration,Inc.        042188    295/561
Ridgway Management, Inc  Tower Exploration,Inc.   042188    295/568
John D. Fournet,Et Ux    Tower Exploration,Inc.   050588    295/548
R.N. Turnbow Oil Invest  Norcen Explorer, Inc.    072688    301/26
Edith G. Hamilton   Mitchell Energy Corp.         122387    291/362
Martha Hamilton Williams Mitchell Energy Corp.    122387    291/364
Fannie Robinson Graham   Mitchell Energy Corp.    012288    291/359
Gladstone Winstead, Et Ux Mitchell Energy Corp.   092287    287/236
James P. Michael    Mitchell Energy Corp.         111187    287/529
Helen Dow Bryant    Mitchell Energy Corp.         111287    291/142


A 2.178866% Net Working Interest insofar and only insofar as to the portion of the leases listed below which fall within the boundary of the unit for the Norcen Explorer, Inc. John C. Henderson et al No. I as evidenced by Declaration of Pooled Oil Unit dated July 22, 1991 and recorded in Book No. 338, Page 126 of the records of Smith County, Mississippi and further limited to the depths between the surface and 10,644 feet subsurface.

Lessor           Lessee                           Date      Vol/Page

Ruth Toler     Tower Exploration, Inc.             032588   294/657
Oliver Properties   Tower Exploration, Inc.        033088   294/646
James Harrison Buchanan  Tower Exploration, Inc.   042588   297/13
William Thomas Buchanan  Tower Exploration, Inc.   042588   297/15
Sarah Caroline Buchanan  Tower Exploration, Inc.   042588   297/20
Fred E. Moss   Tower Exploration, Inc.             042188   297/22
Linda M. Moss  Tower Exploration, Inc.             042188   295/558
Ridgway Energy, Inc Tower Exploration, Inc.        042188   295/561
Ridgway Management, Inc  Tower Exploration, Inc.   042188   295/568
John D. Fournet,Et Ux    Tower Exploration, Inc.   050588   295/548
Fannie Robinson Graham   Mitchell Energy Corp.     012288   291/359
Gladstone Winstead, Et Ux, Mitchell Energy Corp.   092287   287/236
Helen Dow Bryant    Mitchell Energy Corp.          111287   291/142
James F. Michael    Norcen Explorer, Inc.          111290   329/159
A.P. Kearney, Et Ux Mitchell Energy Corp.          102987   287/551
Arward Winstead, Et Ux   Mitchell Energy Corp.     110387   291/14
Carl J. Winstead    Hoberr Petro. Resources        081388   297/565
Pauline Winstead Brown   Hoberr Petro. Resources   020388   291/301
Dorothy Winstead Robbins Hoberr Petro. Resources   012788   291/303
Dorothy Winstead Robbins Hoberr Petro. Resources   012788   291/303
W.G. Singleton Norcen Explorer, Inc.               022890   317/351
Yvonne Gredler Norcen Explorer, Inc.               022890   317/343
Margaret N. Singleton    Norcen Explorer, Inc.     022890   317/349
Ercelle N. Singleton     Norcen Explorer, Inc.     022890   317/347
Eva N. Franklin     Norcen Explorer, Inc.          022890   317/341
David Singleton     Norcen Explorer, Inc.          022890   317/345
John C. Henderson, Et Ux Mitchell Energy Corp.     091487   287/223
Job T. Payne, Et Ux Thomas W. Rogers               111087   287/332
Allan P. Kearney, Et Ux  Mitchell Energy Corp.     120286   286/284
James Prentiss Husband   Norcen Explorer, Inc.     010290   315/218
James M. Henderson, Et Ux Mitchell Energy Corp.    091187   287/233

A 2.277794% Net Working Interest insofar and only insofar as to the portion of the leases listed below which fall within the boundary of the Unit for the Norcen Explorer, Inc. Allan P. Kearney et al No. 1 as evidenced by Declaration of Pooled Oil Unit dated April 27, 1992 and recorded in the records of Smith County, Mississippi and further limited to the depths between the surface and 10,644 feet subsurface).

Lessor              Lessee                        Date      Vol/Page

Ross Holmes    Norcen Explorer, Inc.              081688    299/264
John L. Townsend, Indiv  Norcen Explorer, Inc.    081288    299/266
Bruce Dixon, Sr., Et Al  Norcen Explorer, Inc.    081588    299/262
George G. Townsend, Indiv Norcen Explorer, Inc.   081288    299/268
Joe L. Townsend, Indiv   Norcen Explorer, Inc.    081288    299/465
Mary Alice Smith, Et Al  Norcen Explorer, Inc.    040690    319/394
Dorothy West Townsend    Norcen Explorer, Inc.    062091    335/161
A.H. Barber    Tower Exploration, Inc.            111887    287/377
Wayne H. Wedgeworth,     Tower Exploration, Inc.  102087    287/257
A.P. Kearney, et ux Mitchell Energy Corp.         102987    287/551
Herschel Muckelrath Mitchell Energy Corp.         102887    287/361
Wilodyne M. Rhinehart    Mitchell Energy Corp.    102887    287/363
Winfred H. Muckelrath    Mitchell Energy Corp.    102887    287/359


A 0.512306% Net Working Interest (insofar and only insofar as to the portion of the leases listed below which fall within the boundary of the unit for the Norcen Explorer, Inc.-GladstoneWinstead et al No. 1 as evidenced by Declaration of Pooled Oil Unit dated of the records of Smith County, June 2, 1992 and recorded in the records of Smith County, Mississippi and further limited to the depths between the surface and 10,644 feet subsurface).


Lessor           Lessee                          Date       Vol/Page

Oliver Properties   Tower Exploration,Inc.        033088    294/646
Fannie Robinson Graham   Mitchell Energy Corp.    012288    291/359
Gladstone Winstead, et ux, Mitchell Energy Corp.  092287    287/236
James F. Michael    Norcen Explorer, Inc.         111290    329/159
Ridgway Management, Inc. Norcen Explorer, Inc.    042191    335/629
Ridgway Energy, Inc.     Norcen Explorer, Inc.    042191    335/625
James Prentiss Husband   Norcen Explorer, Inc.    010290    315/218
R.N. Turnbow Oil    Norcen Explorer, Inc.         042089    307/168
Homer Lynn     Norcen Explorer, Inc.              041989    307/174
June C. Coutant     Norcen Explorer, Inc.         041989    307/172
Mary S. Reeves,     Norcen Explorer, Inc.         041989    307/170
Herman Mcdaniel,    Norcen Explorer, Inc.         032789    307/160
Mary Lou Burns Powell,   Norcen Explorer, Inc.    032589    303/120
L.B. Porter    Norcen Explorer, Inc.              092889    312/170
Betty Sue Glaze Nygren   Norcen Explorer, Inc.    080889    311/602
Ruth E. Toler  Norcen Explorer, Inc.              072689    311/585
Quin-fournet Oil Properties Norcen Explorer, Inc. 072689    311/599
Jack I. Miles, Norcen Explorer, Inc.              032789    303/412
Jimmy Ray Burns,    Norcen Explorer, Inc.         032589    303/114
Ruth H. Miller Norcen Explorer, Inc.              031889    302/43
Betty C. Husbands   Norcen Explorer, Inc.         091988    301/396
Ernest C. Husbands  Norcen Explorer, Inc.         101988    301/394
Thomas Hallman Sr.  Norcen Explorer, Inc.         032789    313/283
Thomas Wilson Hallman    Norcen Explorer, Inc.    032589    303/116
Corinne Yelverton Watts  Norcen Explorer, Inc.    032589    307/158
Jasper Maurice Yelverton Norcen Explorer, Inc.    032789    313/281
Eloise Burns Flaherty    Norcen Explorer, Inc.    033089    303/410
A.H. Barber    Norcen Explorer, Inc.              042689    307/331
John H. Townsend    Norcen Explorer, Inc.         042389    300/587


Texas Leases

Frio County

     A One Hundred Percent (100%) Gross Working Interest and a Seventy Percent (70%) Net Revenue Interest in and to the oil rights down to 3,330 feet and all rights below 3,300 feet in and under the acreage covered by the following Oil, Gas and Mineral Leases 1 through 5 and all rights in and under the acreage covered by the following Oil, Gas and Mineral Leases 6 through 10:

1. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 150 acres of land, a Memorandum of which is recorded in Volume 886, Page 245, Deed Records ofFrio County, Texas.

2. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 310.68 acres of land, a Memorandum of which is recorded in Volume 886, Page 249, Deed Records of Frio County, Texas.

3. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 80 acres of land, a Memorandum of which is recorded in Volume 886, Page 247, Deed Record of Frio County, Texas.

4. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 160 acres of land, a Memorandum of which is recorded in Volume 886, Page 243, Deed Records of Frio County, Texas.

5. Oil, Gas and Mineral Lease dated December 1, 1995, executed by Carol Thompson Crouch, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 77.65 acres of land, a Memorandum of which is recorded in Volume 886, Page 241, Deed Records of Frio County, Texas.

6. Oil, Gas and Mineral Lease dated February 14, 1996, executed by Jim Biediger, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 268, Deed Records of Frio County, Texas.

7. Oil, Gas and Mineral Lease dated June 8, 1996, executed by Fay Brown, as Lessors, in favor of Oilex International Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 285, Deed Records of Frio County, Texas.

8. Oil, Gas and Mineral Lease dated June 8, 1996, executed by Theresa Biediger, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 276, Deed Records of Frio County, Texas.

9. Oil, Gas and Mineral Lease dated June 8, 1996, executed by Helen Branham, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 259, Deed Records of Frio County, Texas.

10. Oil, Gas and Mineral Lease dated June 8, 1996, executed by Connie Bradley, as Lessor, in favor of Oilex International Investments, Inc., as Lessee, covering 965.3 acres of land, a Memorandum of which is recorded in Volume 886, Page 251, Deed Records of Frio County, Texas.

Scurry County

A 75% Working Interest and a 56.25% Net Revenue Interest in and to the following Oil, Gas and Mineral Leases included within the bounds of the Revilo Glorieta Unit, Scurry County, Texas.

          Lessor:   Alex Collins, et al
          Lessee:   Stanolind Oil and Gas Company
          Dated:    September 27, 1948
          Recorded: Volume 45, Page 5 of the oil and Gas Records of Scurry
                    County, Texas

          Lessor:   Alex Collins, et al
          Lessee:   C. R. Craig
          Dated:    March 2, 1949
          Recorded: Volume 54, Page 219 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   Alex Collins, et al
          Lessee:   C. R. Craig
          Dated:    March 2, 1949
          Recorded: Volume 54, Page 219 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   Alex Collins, et al
          Lessee:   Sun Oil Company
          Dated:    April 8, 1949
          Recorded: Volume 38, Page 243 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   A. G. Mitchell, et ux
          Lessee:   Sun Oil Company
          Dated:    February 26, 1948
          Recorded: Volume 37, Page 193 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   A. G. Mitchell, et ux
          Lessee:   Sun Oil Company
          Dated:    April 12, 1948
          Recorded: Volume 37, Page 387 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   John W. Nichols, et al
          Lessee:   Intex Oil Company
          Dated:    March 7, 1955
          Recorded: Volume 157, Page 37 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   A. M. Wright
          Lessee:   Intex Oil Company
          Dated:    March 7, 1955
          Recorded: Volume 157, Page 39 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   Ernst M. Loosen, et al
          Lessee:   Intex Oil Company
          Dated:    March 7, 1955
          Recorded: Volume 160, Page 279 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   H. A. Dever, et ux
          Lessee:   Sun Oil Company
          Dated:    February 27, 1948
          Recorded: Volume 37, Page 177 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   C. E. Eastman, et ux
          Lessee:   Sun Oil Company
          Dated:    April 14, 1948
          Recorded: Volume 37, Page 393 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   T. H. Eastman, et ux
          Lessee:   Sun Oil Company
          Dated:    April 22, 1948
          Recorded: Volume 37, Page 445 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   Ruth S. Davis
          Lessee:   Sun Oil Company
          Dated:    February 27, 1948
          Recorded: Volume 37, Page 163 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   Roy G. Woods
          Lessee:   Sun Oil Company
          Dated:    June 26, 1953
          Recorded: Volume 137, Page 319 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   F. M. Walker
          Lessee:   Sun Oil Company
          Dated:    February 10, 1956
          Recorded: Volume 170, Page 414 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   C. E. Eastman, et al
          Lessee:   Ohio Oil Company
          Dated:    April 3, 1946
          Recorded; Volume 29, Page 273 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   C. E. Eastman, et al
          Lessee:   Ohio Oil Company
          Dated:    April 3, 1946
          Recorded: Volume 29, Page 273 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   C. E. Eastman, et al
          Lessee:   Ohio Oil Company
          Dated:    April 3, 1946
          Recorded: Volume 29, Page 273 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   C. E. East, et al
          Lessee:   Ohio Oil Company
          Dated:    April 3, 1946
          Recorded: Volume 29, Page 273 of the oil and Gas Records of
                    Scurry County, Texas

          Lessor:   George W. Bynum, et al
          Lessee:   Magnolia Petroleum Company
          Dated:    September 28, 1948
          Recorded: Volume 42, Page 351 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   Hugh Boren, et al
          Lessee:   Magnolia Petroleum Company
          Dated:    October 4, 1948
          Recorded: Volume 43, Page 91 of the Oil and Gas Records of Scurry
                    County, Texas

          Lessor:   W. R. Bowden, et al
          Lessee:   Magnolia Petroleum Company
          Dated:    October 6, 1948
          Recorded: Volume 43, Page 435 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   George W. Bynum, et al
          Lessee:   Magnolia Petroleum Company
          Dated:    September 28, 1948
          Recorded: Volume 42, Page 351 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   Hugh Boren, et al
          Lessee:   Magnolia Petroleum Company
          Dated:    October 4, 1948
          Recorded: Volume 43, Page 91 of the Oil and Gas Records of Scurry
                    County, Texas

          Lessor:   W. R. Bowden, et al
          Lessee:   Magnolia Petroleum Company
          Dated:    October 6, 1948
          Recorded: Volume 43, Page 435 of the Oil and Gas Records of

          Lessor:   Geraldine Davis
          Lessee:   J. C. Davis, Jr.
          Dated:    July 11, 1955
          Recorded: Volume 164, Page 259 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   Ruth Bell Davis
          Lessee:   J. C. Davis, Jr.
          Dated:    June 27, 1955
          Recorded: Volume 164, Page 261 of the Oil and Gas Records of
                    Scurry County, Texas

          Lessor:   W. A. Vaughn, et ux
          Lessee:   Intex Oil Company
          Dated:    February 23, 1955
          Recorded: Volume 157, Page 31 of the Oil and Gas Records of
                    Scurry County, Texas

Lessor:   George L. Brumley, et al
Lessee:   Intex oil Company
Dated:         February 23, 1955
Recorded:      Volume 157, Page 33 of the Oil and Gas Records of
     Scurry County,Texas

Lessor:   George L. Brumley, et al
Lessee:   Intex Oil Company
Dated:    February 23, 1955
Recorded: Volume 157, Page 33 of the Oil and Gas Records of
               Scurry County, Texas

Lessor:   Bart Branson, et ux
Lessee:   Intex Oil Company
Dated:    June 28, 1955
Recorded: Volume 162, Page 285 of the Oil and Gas Records of
           Scurry County, Texas

Lessor:   Jeanne Bullard, et vir
Lessee:   Intex Oil Company
Dated:    May 10, 1955
Recorded: Volume 163, Page 290 of the Oil and Gas Records of
              Scurry County, Texas

Lessor:   R. J. Randals, et ux
Lessee:   Sun Oil Company
Dated:    June 28, 1948
Recorded: Volume 40, Page 289 of the Oil and Gas Records of
             Scurry County, Texas

Lessor:   Lone Star Producing Company
Lessee:   Landa Oil Company
Dated:    April 16, 1956
Recorded: Volume 173, Page 84 of the Oil and Gas Records of
               Scurry County, Texas

Lessor:   Lone Star Producing Company
Lessee:   Landa Oil Company
Dated.    June 12, 1956
Recorded: Volume 175, Page 54 of the Oil and Gas Records of
             Scurry County, Texas

Lessor:   Lone Star Producing Company
Lessee:   Landa Oil Company
Dated:    October 1, 1956     e
Recorded: Volume 178, Page 145 of the Oil and Gas Records of
              Scurry County, Texas

Lessor:   Lone Star Producing Company
Lessee:   Landa Oil Company
Dated:    December 28, 1956
Recorded: Volume 180, Page 435 of the Oil and Gas Records of
           Scurry County, Texas

Lessor:   R. J. Randals
Lessee:   James G. White
Dated:    July 21, 1945
Recorded: Volume 28, Page 33 of the Oil and Gas Records of
             Scurry County, Texas

Lessor:   R. J. Randals
Lessee:   Sun Oil Company
Dated:    June 28, 1948
Recorded: Volume 40, Page 209 of the Oil and Gas Records of
             Scurry County, Texas

Lessor:   R. J. Randals
Lessee:   Sun Oil Company
Dated:    July 12, 1948
Recorded: Volume 41, Page 231 of the Oil and Gas Records of
            Scurry County, Texas

Lessor:   Von Roeder, Myers
Lessee:   A. J. Slagter, Jr.
Dated:    May 22, 1947
Recorded: Volume 42, Page 311 of the Oil and Gas Records of
              Scurry County, Texas

Lessor:   R. J. Randals
Lessee:   James G. White
Dated:    July 21, 1945
Recorded: Volume 28, Page 33 of the Oil and Gas Records of
              Scurry County, Texas

Lessor:   Charles S. Stewart, et al
Lessee:   James G. White
Dated:    June 26, 1945
Recorded: Volume 27, Page 613 of the Oil and Gas Records of
              Scurry County, Texas

Pecos County, Texas

A 87.5% Gross Working Interest and a 61.25% Net Revenue Interest in and to the following Oil, Gas and Mineral Leases included within the bounds of the Walker (Queen) Field Unit, Pecos County, Texas.

White      & Baker 'A" Lease

     (1) Oil and Gas Lease executed by G. R. White and J. T. Baker, as Lessors, to R. L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

(2) Oil and Gas Lease executed by Indian Territory Illuminating Oil Company and Foster Petroleum Corporation, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 58, Lease Records of Pecos County, Texas

(3) Oil and Gas Lease executed by Indian Territory Illuminating Oil Company and Foster Petroleum Corporation, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded In Volume 127, Page 64, Lease Records of Pecos County, Texas

(4) Oil and Gas Lease executed by Indian Territory Illuminating Oil Company and Poster Petroleum, as Lessors, to R.L. Walker, as Losses, dated November 3, 1939, recorded in Volume 127, Page 69, Lease Records of Pecos County, Texas

White & Baker  B" Lease

     (1) Oil and Gas Lease executed by G.R. White and I.T. Baker, as Lessors, to R.L. Walker, an Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

(2) Oil and Gas Lease executed by Indian Territory Illuminating Oil Company and Poster Petroleum Corporation, as Lessors, to R.L. Walker, an Lessee, dated November 3, 1939, recorded in Volume 127, Page 64, Lease Records of Pecos County, Texas

White & Baker  C  Lease

     (1) Oil and Gas Lease executed by G.R. White and J.T. Baker, an Lessors, to R.L. Walker, an Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

(2) Oil and Gas Lease executed by Cities Service Oil Company, as Lessor, to N.V. Hardin, E.L. Martin, and Derwood Langston, as Lessees, dated November 1, 1969, recorded in Volume 386, Page 33, Lease Records of Pecos County, Texas

White & Baker "D  Lease

     (1) Oil and Gas Lease dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas, from G.R. White, et al, as Lessors, to R.L. Walker, an Lessee; and

(2) Oil and Gas Lease dated November 3, 1939, recorded in Volume 127, Page 64, Lease Records of Pecos County, Texas, from Indian Territory
Illuminating Oil Company, et al, as Lessors, to R.L. Walker, as Lessee;

White & Baker  E  Lease

     (1) Oil and Gas Lease dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas, from G.R. White, at al, as Lessors, to R.L. Walker, as Lessee; and

(2) Oil and Gad Leads dated November 3, 1939, recorded in Volume 127, Page 64, Lease Records of Pecos County, Texas, from Indian Territory illuminating Oil Company, et al, an Lessors, to R.L. Walker, as Lessee;

White & Baker  G  Lease

     (1) Oil and Gas Lease executed by G.R. White, et al, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

     (2) Oil and Gas Lease executed by Cities Service Oil company, et al, am Lessors, to R. Kirk Johnson, as Lessee, dated February 20, 1956, recorded in Volume 229, Page 206, Lease Records of Pecos County, Texas

White & Baker  H  Lease

     (1) Oil and Gas Lease executed by G.R. White, et al, an Lessors, to Cardinal Oil Company, an Lessee, dated September 9, 1936, recorded in Volume 110, Page 129, Lease Records of Pecos County, Texas

(2) Oil and Gas Lease executed by Cities Service Oil company, et al, an Lessors, to F. Kirk Johnson, as Lessee, dated February 20, 1956, recorded in Volume 229, Page 206, Lease Records of Pecos County, Texas

White & Baker  J  Lease

     (1) Oil and Gas Lease executed by G.R. White, et al, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

White & Baker  K  Lease

     (1) Oil and Gas Lease executed by o.R. White, et al, as Lessor, to R.L. Walker, an Lease&, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

White & Baker  L  Lease

     (1) Oil and Gas Loans executed by G.R. White, at al, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Loan* Records of Pecos County, Texas
White & Baker  M  Lease

(2) Oil and Gas Lease executed by G.R. White, at al, as Lessor, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

White & Baker  N  Lease

     (1) Oil and Gas Lease executed by G.R. White, et al, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

(2) Oil and Gas Lease executed by Indian Territory illuminating Oil Company and Poster Petroleum Corporation, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 64, Lease Records of Pecos County, Texas

White & Baker  O  Lease

     (1) Oil and Gas Lease executed by G.R. White, at al, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

White & Baker  P  Lease

     (1) Oil and Gas Lease executed by G.R. White, et al, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 101, Lease Records of Pecos County, Texas

(2) Oil and Gas Lease executed by Indian Territory Illuminating Oil Company and Foster Petroleum Corporation, as Lessors, to R.L. Walker, as Lessee, dated November 3, 1939, recorded in Volume 127, Page 64, Lease Records of Pecos County, Texas;

White and Baker Lease

     The Southeast 40 acres and the Northwest 40 acres of the South 160 acres of Section 84, Block 194, GC&SF Ry. Co. Survey, Pecos County, Texas, said leasehold interest being the same as recorded in the office of the County Clerk of Pecos County, Texas, at Volume 580, Page 175, of the lease records of said County and whereas the said lease and all rights thereunder or incident thereto are now owned by Sam Chadic, dba Black Badger Exploration, to a depth of 3,000 feet from the surface thereof

University "B" Lease

State Lease Number 26751 and being Section 24, Block 16, University Land Survey, Pecos County, Texas.

University "G" Lease

State Lease Number 96991 and being the NE/4 of Section 25, Block 16, University Land Survey, Pecos County, Texas.



Guide 2: Item 5:    UNDEVELOPED ACREAGE

Colorado Leases

Rio Blanco County

          A One Hundred Percent (100%) Gross Working Interest and an Eighty Percent (80%) Net Revenue Interest in and to the following Oil, Gas And Mineral Leases:

          1. United States Department of the Interior Lease Number C-49415, effective January 1, 1989, covering T2N-R96W, 6th P.M., Sec. 33:
S/2SE/4, Sec 34: S/2NE/4, SW/4, Surface to the Base of the Mesa Verde;

          2. United States Department of the Interior Lease Number C-42236, effective February 1, 1986, covering T2N-R96W, 6th P.M., Sec. 17:
NE /4, Sec 22: N/2NW/4, SE/4NW/4, N/2 SE/4, Surface to the Base of the Mesa
Verde;

          3. United States Department of the Interior Lease Number C-50981, effective February 1, 1990, covering T2N-R95W, 6th P.M., Sec. 7:
Lots 1 through 4,5,7, W/2E/2, E/2W/2, Surface to the Base of the Mesa
Verde;

          4. United States Department of the Interior Lease Number C-50983, effective February 1, 1990, covering T2N-R95W, 6th P.M., Sec. 18:
Lots 1 through 4, E/2W/2, Surface to the Base of the Mesa Verde;

          5. United States Department of the Interior Lease Number C-50984, effective February 1, 1990, covering T2N-R95W, 6th P.M., Sec. 19:
Lots 1 and 2, E/2NW/4, Surface to the Base of the Mesa Verde;

          6. United States Department of the Interior Lease Number C-50987, effective February 1, 1990, covering T2N-R95W, 6th P.M., Sec. 30:
Lots 1 through 4, E/2NW/4, NE/4SW/4, Surface to the Base of the Mesa Verde;

          7. United States Department of the Interior Lease Number C-38050, effective March 1, 1984, covering T2N-R96W, 6th P.M., Sec. 1: Lots 15 and 26, E/2SE/4, Sec. 3: Lots 5 through 8,15, SE/4NE/4, SW/4NW/4,
SE/4Sw/4, Se/4, Sec: 4: Lots 5 through 8, S/2N/2, S/2, Sec. 5: Lots 5 through 8, S/2N/2, S/2, Sec. 6: Lots 8 through 12, S/2NE/4, SE/4NW/4, SE/4, Sec. 9: NE/4, W/2, W/2SE/4, SE/4SE/4, Sec. 10: E/2, E/2W/2, SW/4SW/4, Sec.
12: Lots 1,4,10 NE/4NE/4, S/2NE/4, S/2, Sec. 13: N/2, SE/4, Sec. 14:
NE/4,
Sec. 15: S/2, Sec. 16: SW/4NE/4, Surface to the Base of the Mesa Verde;

          8. United States Department of the Interior Lease Number C-46794, effective March 1, 1988, covering T2N-R96W, 6th P.M., Sec. 22:
N/2NE/4, Surface to the Base of the Mesa Verde;

          9. United States Department of the Interior Lease Number C-56261, effective March 1, 1988, covering T2N-R96W, 6th P.M., Sec. 34: SE, Surface to the Base of the Mesa Verde;

       10. United States Department of the Interior Lease Number C-37308, effective July 1, 1987, covering T2N-R96W, 6th P.M., Sec. 1: Lots 5 through 8,11,14,20,21,23, SE/4NE/4, SW/4NW/4, NW/4SW/4, Sec. 2: Lots 5 through 8,
S/2N/2,S/2, Sec. 22: All, Sec. 25: SE/4, Surface to the Base of the Mesa
Verde;

          11. United States Department of the Interior Lease Number C-50227, effective August 1, 1989, covering T2N-R96W, 6th P.M., Sec. 23:
E/2, NW/4, E/2SW/4, SW/4SW/4, Sec. 24: W/2, Sec. 26: NE/4, N/2SE/4,
SW/4SE/4, Surface to the Base of the Mesa Verde;

          12. United States Department of the Interior Lease Number C-48855, effective November 1, 1988, covering T2N-R96W, 6th P.M., Sec. 14:
W/2, Sec. 16: N/2N/2, SE/4NE/4, Sec. 22: S/2NE/4, Surface to the Base of the Mesa Verde;

          13. United States Department of the Interior Lease Number C-56910, effective October 1, 1994, covering T2N-R96W, 6th P.M., Sec. 24:
E/2, Sec. 25: N/2, SW/4, Sec. 26: SE/4SE/4, Surface to the Base of the Mesa
Verde;

     Texas Leases

     Jackson County

     A One Hundred Percent (100%) Gross Working Interest and an Eighty Percent (72%) Net Revenue Interest in and to an undivided Fifty Percent (50%) of the acreage covered by the following Oil, Gas And Mineral Lease:

          1. Oil, Gas and Mineral Lease dated August 11, 1995, executed by Allen N. Burditt, Brenda L. Burditt Miller, B. R. Burditt Taylor and Allen
L. Burditt, II, as Lessors, in favor of Phoenix Reserves, Inc., As Lessee, covering Lessor's undivided one-half interest in and to 534.55 acres, being out of the John Brown League, Abstract No. 10, Jackson County, Texas, the said 574.55 acres being more particularly described in a Deed from Mrs. Mary Dulaney, et al to Allen L. Burditt, dated January 14, 1944, recorded in Volume 150, Page 269, Deed Records of Jackson County, Texas.

     Utah Leases

     Carbon County

     A One Hundred Percent (100%) Gross Working Interest and an Eighty Five Percent (85%) Net Revenue Interest in and to the following Oil, Gas And Mineral Leases:

     1. Utah State Mineral Lease dated December 26, 1983, in favor of Anchor Resources, Inc., Mineral Lease Number ML-46477, covering 1939.42 acres of land described as Township 13 South, Range 7 East, SLB&M, Sec. 1:
Lots 3,4,5,6,S/2N/2, S/2 (All), Sec. 2: Lots 1,2,3,4,5,6,7, S/2NE/4,
SE/4NW/4, E/2SW/4, SW/4 (All), Sec. 3: Lots 1,2,5, SW/4NE/4, Sec. 22:
NE/4SE/4, Sec. 23: SW/4NE/4, Sec. 24: S/2E/4, Sec. 26: E/2NW/4, NW/4SW/4,
SE/4SW/4, Sec. 34: SE/4NE/4, Sec. 35: NW/4NW/4

          San Juan County

     A One Hundred Percent (100%) Gross Working Interest and an Eighty Six and One Half Percent (86.5%) Net Revenue Interest in and to the following Oil, Gas And Mineral Leases:

          1. United States Department of the Interior Lease Number UTU 69084 effective January 1, 1992 covering TOWNSHIP 27 SOUTH, RANGE 22 EAST, SLM being 776.00 acres, more or less, in San Juan County, Utah being described as Sec. 3, lot 1, SENE (excluding Wilderness Study Area); Sec. 9, SWNE, N/2NW, SENW, N/2SE, SWSE (excluding Wilderness Study Area); Sec. 10, SWSW (excluding Wilderness Study Area); Sec. 11, NE (excluding Wilderness Study Area); Sec. 12, W/2SW, SESW (excluding Wilderness Study Area); Sec. 13, , W/2NE, SENE, NENW, SE (excluding Wilderness Study Area); Sec. 14, W/2NW, (excluding Wilderness Study Area); Sec. 15, SWNE, N/2NW (excluding Wilderness Study Area), SENW; Sec. 24, lot 1, SENE, SENW (excluding Wilderness Study Area).

          2. United States Department of the Interior Lease Number UTU 69085 effective January 1, 1992 covering TOWNSHIP 35 SOUTH, RANGE 22 EAST, SLM being 789.59 acres, more or less, in San Juan County, Utah being described as Sec. 19, lots 1,2, NE, E/2NW, Sec. 20: NENE, W/2E/2, SESE, Sec. 21: NW, E/2SW

          Uintah County

A One Hundred Percent (100%) Gross Working Interest and an Eighty Six and One Half Percent (86.5%) Net Revenue Interest in and to the following Oil, Gas And Mineral Leases:

     1. United States Department of the Interior Lease Number UTU 68645 effective October 1, 1991 covering TOWNSHIP 6 SOUTH, RANGE 22 EAST, SLM being 720 acres, more or less, situated in Uintah County, Utah, described as Sec. 21: all, Sec. 22: W/2SW/4.

     2. United States Department of the Interior Lease Number UTU 68707 effective October 1, 1991 covering TOWNSHIP 4 SOUTH, RANGE 22 EAST, SLM being 640 acres, more or less, situated in Uintah County, Utah, described as Sec. 21: SESW, W/2SE, SESE, Sec. 22: N/2NE, NENW, Sec. 28: W/2NE, NW, N/2SW, NWSE.

     3. United States Department of the Interior Lease Number UTU 69083 effective January 1, 1992, covering TOWNSHIP 4 SOUTH, RANGE 22 EAST, SLM being 159.57 acres, more or less, situated in Uintah County, Utah, described as Sec. 26: Lots 4 and 5, N/2SW.

     4. United States Department of the Interior Lease Number UTU 68703 effective October 1, 1991 covering TOWNSHIP 4 SOUTH, RANGE 21 EAST, SLM being 235.5 acres, more or less, situated in Uintah County, Utah, described as Sec. 18: lots 2 through 4, E/2NW, NESW.

     5. United States Department of the Interior Lease Number UTU 68647 effective October 1, 1991 covering TOWNSHIP 8 SOUTH, RANGE 22 EAST, SLM being 585.25 acres, more or less, situated in Uintah County, Utah, described as Sec. 5: lots 1 through 3, 6 through 8, ten through 14, S/2NE, SENW, NESW, N/2SE.

     6. United States Department of the Interior Lease Number UTU 45465 effective October 1, 1991 covering TOWNSHIP 3 SOUTH, RANGE 1 WEST, USB&M being 40 acres, more of less, situated in Uintah County, Utah, described as Sec. 26: SW/4NE/4.

Item 6:   Drilling Activity

          None.

Item 7:   Present Activities

          Smith County, Mississippi

          Nonoperator working interest in four producing units

          Frio County, Texas

          As of the date of July 1, 1997, the company was preparing to commence operations in its Big Foot Field holdings in Frio County, Texas. The Company plans to initially re-enter 55 existing wells and place them back into production. Once the initial phase of operations is completed, the Company plans to initiate a drilling program to fully develop the 3,100 foot Olmos "B" sand underlying its Frio County, acreage.

          Rio Blanco County, Colorado

          The Company is planning a re-entry on a wellbore situated on its Rio Blanco acreage prior to October 31, 1998.

Item 8:   Delivery Commitments

          None.